File No. 812-13871

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________________________________________

In the Matter of
the Application of

WILLIAM BLAIR & COMPANY, L.L.C.
WILLIAM BLAIR FUNDS

222 West Adams Street
Chicago, IL 60606
___________________________________________________

AMENDMENT NO. 3 TO THE APPLICATION
FOR AN ORDER PURSUANT TO SECTIONS
6(c) AND 17(b) OF THE INVESTMENT
COMPANY ACT OF 1940, AS AMENDED,
THAT WOULD GRANT AN EXEMPTION
FROM SECTION 17(a)(1) and (2) OF THAT
ACT, AND PURSUANT TO SECTION 17(d)
OF THAT ACT AND RULE 17d-1 UNDER
THAT ACT, SOLELY TO THE EXTENT
NECESSARY TO PERMIT CERTAIN JOINT
TRANSACTIONS
___________________________________________________

November 19, 2012
___________________________________________________

This document contains 66 pages, including exhibits

Please direct all communications regarding this Application to:	Copy to:
Mark D. Perlow Kurt J. Decko K&L Gates LLP Four Embarcadero Center Suite 1200 San Francisco, CA 94111 (415) 882-8200	Richard W. Smirl William Blair & Company, L.L.C. 222 West Adams Street Chicago, IL 60606 (312) 236-1600

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 24549

In the Matter of WILLIAM BLAIR & COMPANY, L.L.C. WILLIAM BLAIR FUNDS 222 West Adams Street Chicago, IL 60606 File No. 812-13871
AMENDMENT NO. 3 TO THE
APPLICATION FOR AN ORDER
PURSUANT TO SECTIONS 6(c) AND
17(b) OF THE INVESTMENT COMPANY
ACT OF 1940, AS AMENDED, THAT
WOULD GRANT AN EXEMPTION FROM
SECTION 17(a)(1) and (2) OF THAT ACT,
AND PURSUANT TO SECTION 17(d) OF
THAT ACT AND RULE 17d-1 UNDER
THAT ACT, SOLELY TO THE EXTENT
NECESSARY TO PERMIT CERTAIN
JOINT TRANSACTIONS

William Blair & Company, L.L.C., a Delaware limited liability company (“William Blair”), and the William Blair Funds, a Delaware statutory trust (the “Trust”), hereby submit this amended application (the “Application”) requesting an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), that would grant an exemption from Section 17(a)(1) and (2) of the 1940 Act, and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act, solely to the extent necessary to permit certain joint transactions with respect to series of the Trust and any other existing or future registered open-end management investment companies or series thereof for which William Blair, or any person controlling, controlled by, or under common control with William Blair, or its or their successors (a “William Blair Affiliate"1), acts as investment adviser (one existing series of the Trust, the Emerging Markets Growth Fund, is

1	For the purposes of the requested order, “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

referred to as the “Initial Fund,”2 and any current or future series of the Trust and any other existing or future registered open-end management investment company or series thereof that may rely on the requested relief in the future is a “Future Fund” or collectively the “Future Funds,” and the Initial Fund and Future Funds are referred to in this Application as the “Funds” or individually as a “Fund”).3  William Blair and the Trust are referred to as the “Applicants” in this Application.
As described in this Application, the Funds desire to purchase and redeem limited liability company interests (“Interests”) of separately identified series of the William Blair China A-Share Fund, a private investment vehicle that will be organized under the laws of Delaware and will rely on the exemptions from registration under the 1940 Act provided by Section 3(c)(1) and/or 3(c)(7) thereof (the “A Share Fund”).  William Blair, or a William Blair Affiliate, will serve as the managing member of the A Share Fund.  The A Share Fund will establish one or more separately identified series (the “A Share Fund Series”) to invest in China A Shares (as defined herein), with each such A Share Fund Series investing in China A Shares of different companies.4  Each Fund,

2
The Initial Fund currently anticipates investing in the A Share Fund Series, although final investment decisions will be made in light of the amount of quota available, account eligibility and then-current market conditions at the time of investment.

3
Each entity that currently intends to rely on the requested relief has been named as an applicant in this Application.  Each Fund that currently intends to rely on the requested relief has been identified as an Initial Fund in this Application.  Each Fund or other entity that may rely on the requested relief in the future will do so only in accordance with the terms and conditions of this Application.

4
Initially, one A Share Fund Series is contemplated.  In the future, additional A Share Fund Series may be established for different types of investors or to invest in different companies based generally on the particular characteristics of those companies.  For example, there may be an A Share Fund Series focusing on smaller capitalization companies, another A Share Fund Series focusing on mid-to-large capitalization companies and another A Share Fund Series that invests in companies of all market capitalizations.  Different investment characteristics or criteria, such as industry sectors or groupings, or company growth or income prospects, may be used in the future by other A Share Fund Series.  As noted below, the process for obtaining Chinese regulatory approval to invest in A Shares is burdensome and makes it less likely that the Chinese authorities would grant approval if William Blair sought to establish a new entity, in the future, each time it sought to establish an investment pool with a different investment focus.  Further, any future new entity, as a stand-alone entity, may not meet the quota minimums and other applicable requirements to obtain quota discussed below.  Applicants do not believe that separate Chinese regulatory approval would be required for the addition of new A Share Fund Series, however, and are thus seeking relief for this structure even though only a single series is currently contemplated.

and other accounts managed by William Blair, will invest in Interests of an A Share Fund Series, and Interests in each A Share Fund Series are expected to be held by more than one Fund or other account managed by William Blair.  As described in this Application, the A Share Fund will be the vehicle for investing in China A Shares, allowing the Funds to obtain exposure to A Shares and thereby a greater variety and number of Chinese companies than they otherwise could obtain.
Applicants request the Order to permit: (i) the Funds to purchase Interests of the A Share Fund, (ii) the A Share Fund to sell its Interests to the Funds which, in each case, may not be permitted by Sections 17(a) and 17(d) of the 1940 Act, and Rule 17d-1 thereunder, due to the potential affiliations between the Funds and the A Share Fund, and (iii) the Funds and Other Accounts (as defined below) to engage in certain purchase or sale cross transactions in securities, which may not be permitted by Section 17(a) of the 1940 Act, or Rule 17a-7 thereunder, if the Funds or Other Accounts become affiliates or second-tier affiliates of each other as a result of their ownership or control of an A Share Fund Series.  If the requested Order is granted, William Blair (or a William Blair Affiliate), who would serve as the Funds’ investment adviser and the managing member of the A Share Fund, and its personnel would be able to provide investment management services to the Funds and the A Share Fund that would include advice concerning the Funds’ purchases and sales of Interests of the A Share Fund.  In addition, the Funds would be permitted to engage in certain cross transactions, as discussed below.  For the reasons discussed below, the Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  The Applicants also believe that, with respect to the relief requested under Section 17(b), the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the transactions are consistent with the policy of each registered investment company and with the general purposes of the 1940 Act.
I. BACKGROUND
A.	Applicants
1.           William Blair
William Blair is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  William Blair serves as investment adviser to the Initial Fund pursuant to an investment advisory agreement between William Blair and the Trust, on behalf of the Initial Fund (the “Advisory Agreement”).  As the Initial Fund’s investment adviser, William Blair is responsible for making investment decisions for the Initial Fund and for administering the business and affairs of the Initial Fund.  As investment adviser, William Blair’s activities are subject to the oversight of the Board of Trustees of the Trust (the “Board”), at least a majority of whose members are not considered “interested persons” of the Initial Fund (as defined in Section 2(a)(19) of the 1940 Act) (the “Independent Trustees”).  William Blair is entitled, under the terms of the Advisory Agreement, to receive monthly management fees from the Initial Fund at a specified annual rate.  William Blair is acting as an “investment adviser” for the Initial Fund within the meaning of Section 2(a)(20) of the 1940 Act, and serves as such pursuant to a contract subject to Section 15 of the 1940 Act.  William Blair is also the principal underwriter and distributor of the Initial Fund and acts as agent of the Initial Fund in the sale of its shares.
William Blair was founded in 1935 and has extensive experience in international investing, investing through a variety of market environments.  With over $46 billion in assets under management as of September 30, 2012, including over $27 billion in assets under management invested outside of the United States, William Blair uses fundamental company analysis and stock selection as its primary investment criteria, and generally seeks equity securities of companies that historically have had superior growth, profitability and quality relative to local markets and relative to companies within the same industry worldwide, and that are expected to continue such performance.
Besides the Funds, William Blair also manages or will manage separate accounts, collective investment trusts and funds registered in other jurisdictions, such as Canada and Luxembourg (the latter organized as UCITS funds), and may organize private pooled investment vehicles in the future.  These accounts and funds (the “Other Accounts”) have similar investment objectives and strategies as the Funds, and investments in China are and will be an important aspect of many of their investment programs.  These Other Accounts will invest in an A Share Fund Series along with the Funds.  Neither William Blair nor any William Blair Affiliate has a proprietary interest in any Other Account or Fund, except that William Blair and certain officers and employees of William Blair are shareholders of certain of the Funds.
2.           The Trust
The Trust is a Delaware statutory trust, and is registered under the 1940 Act as an open-end management investment company.  The Initial Fund is currently organized as a separate series of the Trust.5  The Trust’s Board currently consists of seven members, five of whom are Independent Trustees.  The Initial Fund’s investment strategy is to invest, under normal market conditions, at least 80% of its net assets in emerging markets securities, which includes the securities of Chinese companies.  The Initial Fund’s investments are normally allocated among six different countries, and no more than 50% of the Initial Fund’s equity securities may be invested in securities of issuers

5
The Initial Fund is the Emerging Markets Growth Fund.  There are twenty-five series of the Trust, of which fifteen series currently focus on investments in the United States.  In the future, if determined to be appropriate and in accordance with any such series’ (or any future series’) investment restrictions and consistent with their stated investment policies, these other series may invest in an A Share Fund Series.  Any such investment will be made only in accordance with the terms and conditions of this Application.

in any one country at any given time.6  Of the Trust’s remaining series, seventeen do not currently invest in Chinese companies but are not prohibited from doing so if consistent with their investment objectives, strategies and policies.  Moreover, companies outside of China may seek to raise capital by listing on Chinese stock exchanges and offering China A Shares, making an investment in China A Shares through an A Share Fund Series an appropriate investment for some of the Trust’s remaining series.
B.	The A Share Fund
The A Share Fund has filed a Certificate of Formation, to be effective as of December 17, 2012, and will be organized as a limited liability company under the Delaware Limited Liability Company Act (the “DE LLC Act”),7 with William Blair, or a William Blair Affiliate, as its managing member.  The A Share Fund will not offer its Interests to the public, but intends to rely on Regulation D under the 1933 Act and Section 3(c)(1) and/or 3(c)(7) under the 1940 Act for exemptions from those Acts.8  As discussed in this Application, the A Share Fund will be the entity that invests in and holds China A Shares; the A Share Fund was named as the investing vehicle in William Blair’s application to obtain a license to invest in China.
Interests in the A Share Fund will be sold only to the Funds and the Other Accounts.  The Interests will generally not have voting rights, and thus the Funds and Other Accounts, as holders of Interests, will not have the ability to replace William Blair as the managing member of the A Share Fund.9  In accordance with the DE LLC Act, the A Share Fund will establish one or more separately

6
The Initial Fund’s investment strategies may change over time, subject to the requirements of the 1940 Act and the rules and regulations thereunder.  There is no maximum or minimum amount that must be invested in China.

7	6 Del. C. Sec. 18-101 et. seq.

8	The A Share Fund would not have a distributor or principal underwriter.

9
As investors in the A Share Fund, the Funds and Other Accounts would be able to redeem their Interests as desired, subject to applicable repatriation restrictions discussed below.  While these investment decisions will identified A Share Fund Series, and each Fund or Other Account will purchase interests of an A Share Fund Series; if there is more than one A Share Fund Series, a Fund or Other Account may invest in some or all of the different A Share Fund Series.  To the extent there is more than one A Share Fund Series, each such series will invest in and hold a different set of China A Shares, with the China A Shares held by one A Share Fund Series varying from those of other A Share Fund Series based on different investment characteristics or criteria.10  Due to repatriation restrictions discussed below, Interests in the A Share Fund Series may not be redeemed by the Funds or Other Accounts more frequently than monthly.
Neither William Blair, nor a William Blair Affiliate, will receive an advisory fee from an A Share Fund Series used by the Funds.11  It is not expected that William Blair will receive fees for administrative services provided to A Share Fund Series used by the Funds, as administrative services will be provided by an independent party.  If, however, in the future administrative fees are proposed to be paid to William Blair by A Share Fund Series used by the Funds, any such administrative fees paid to William Blair will only be paid upon a determination of a Fund’s Board made in accordance with condition 3 of this Application.  The A Share Fund will not have a board; its operations will be overseen by its managing member, which will be William Blair or a William Blair Affiliate.  The A Share Fund will engage service providers to support its operations, including an administrator, accountant, custodian, legal counsel and such other service providers as necessary be made by William Blair portfolio managers, a Fund’s continued investment in the A Share Fund is subject to oversight by the Fund’s Board, as described in this Application.

10	See note 4 above. While some individual holdings of China A Shares may be common to two or more A Share Fund Series, each A Share Fund Series is expected to be unique.

11
William Blair would receive advisory fees (i) from the applicable Fund pursuant to the Fund’s advisory agreement with William Blair, or (ii) from Other Accounts pursuant to such Other Accounts’ advisory agreements with William Blair, but William Blair would not receive a separate advisory fee from the A Share Fund Series for advising the same assets when invested in the A Share Fund Series.

for its operations.12  The A Share Fund will not engage a distributor.  No sales load, redemption fee, istribution fee or service fee will be assessed with respect to Interests issued by the A Share Fund.  Each series of the A Share Fund will be audited.
As discussed below, for a variety of reasons it is not practical or economical for the Funds to invest directly in China A Shares.  The A Share Fund and the use of A Share Fund Series allow the Funds, and Other Accounts, to gain focused exposure to China A Shares and the expanded investment opportunities that they represent.
C.           China A Shares and Chinese Investment Opportunities
While the absolute amount that the Funds and Other Accounts will invest directly in Chinese companies will vary over time, China’s importance has increased in the world economy.  According to the April 2012 World Economic Outlook by the International Monetary Fund, China’s economic output represents approximately 14% of world Gross Domestic Product (based on purchase power).13  China has increased its consumption of automobiles and other consumer products, as its middle class gets larger, and its consumption of raw materials to spur infrastructure spending and industrial development affects global supply/demand dynamics, as well as developed and emerging markets alike.  At the same time, the number of investable companies has grown through partial privatizations and initial public offerings.  The range of companies available for investment now includes the traditional partially state-owned enterprises as well as a myriad of entrepreneurial companies.  A number of these companies are not otherwise accessible to foreign investors, as they are listed only in the A Share market and, for a variety of reasons discussed below, it is not practical or economical for the Funds to invest directly in China A Shares.  In sum, William Blair believes

12	More information about the operations of the A Share Fund and its custodial arrangements appears in Section 1.E. of this Application.

13	Source: IMF World Economic Outlook database April 2012 edition http://www.imf.org/external/pubs/ft/weo/2012/01/weodata/index.aspx.

that China is a global growth driver and that the individual quality growth companies that exist there make it a natural, key part of its clients’ non-U.S. equity portfolio.
A significant majority of publicly traded Chinese companies list their shares on one or more of three stock exchanges – the Shanghai, Shenzhen, and Hong Kong Stock Exchanges.  The Shanghai and Shenzhen exchanges are located in mainland China, whereas the Hong Kong exchange is located in the Hong Kong Special Administrative Region.  The shares of Chinese companies that are listed on the Hong Kong Stock Exchange trade in Hong Kong dollars.  There are two categories of stocks that are listed on the Shanghai and Shenzhen exchanges.  China “A Shares” trade in the currency of China, the renminbi; while the face values of “B Shares” are denominated in renminbi, B Shares trade in foreign currencies (the US dollar on the Shanghai exchange and the Hong Kong dollar on the Shenzhen exchange).  Until 2002, the Chinese government has restricted investment in China A Shares to domestic (i.e., Chinese) investors.  The Chinese government strictly controls the ability of non-Chinese investors to convert non-Chinese currency to and from renminbi and to repatriate profits earned in China in renminbi.
There are many fewer Chinese companies that have listed B Shares than those that have listed China A Shares:  as of October 30, 2012, approximately 2,471 stocks are listed as A Shares, and approximately 108 stocks are listed as B Shares.  The China A Share market also includes smaller or emerging Chinese companies that do not list B Shares.  As of September 28, 2012, the combined market capitalization of B Shares (approximately $117.3 billion USD) is a fraction of that of A Shares (approximately $3.866 trillion USD),14 and B Shares do not play any meaningful role in raising capital for Chinese companies.  Indeed, no new B Shares have been listed since 2001.

14	Source: Bloomberg.

While the Initial Fund currently invests in H Shares15 and “red chip”16 stocks, the ability to invest in A Shares will provide numerous more investment opportunities for the Initial Fund, and Future Funds, that are consistent with their investment objectives and policies.  Far fewer Chinese companies have listed their stock as H Shares or as “red chips” than as A Shares; as of September 30, 2012, there were only 143 H Share issues and 103 “red chip” issues17 on the Hong Kong Stock Exchange.  In addition, China A Shares of dually listed companies generally trade at a substantial premium over their H Share counterparts.  Applicants believe the premium is largely due to the differences in the market characteristics of the Mainland and Hong Kong stock markets, such as different market environments, different groups of investors and the inconvertibility between A Shares and H Shares, causing the A Share and H Share prices of the same company to generally diverge.  For these reasons, A Shares are a much more attractive means to invest in Chinese companies than B Shares, H Shares or “red chip” stocks.
D.           Non-Chinese Investment in China A Shares and Qualified Foreign Institutional Investors
Since 2002, the Chinese government has permitted certain non-Chinese investors to invest in China A Shares.  To do so, a foreign investor must apply for, and receive, a license as a Qualified Foreign Institutional Investor or “QFII” and be allotted a quota, representing the amount in renminbi of China A Shares that the investor may purchase:  the license and quota are granted by the China Securities Regulatory Commission (“CSRC”) and the State Administration of Foreign Exchange (“SAFE”), respectively.  To date, only a limited number of foreign investors (less than

15	H Shares are shares of companies incorporated in Mainland China but listed on the Hong Kong Stock Exchange. H Shares trade in Hong Kong dollars.

16	“Red chip” stocks are listed and traded on the Hong Kong Stock Exchange, and are issued by companies based in Mainland China but incorporated outside of Mainland China.

17	Source: http://www.hkex.com.hk/eng/stat/smstat/chidimen/cd_hmb.htm.

two hundred) have obtained a QFII license and quota.  As of June 26, 2012, the CSRC announced that it approved seven QFIIs in May, bringing the total number of QFIIs in China to 170.18  On July 3, 2012, SAFE announced that between May 5 and June 8 it approved quotas worth $650 million for seven foreign institutions.19  William Blair applied for a QFII license and a quota so that it can invest in China A Shares on behalf of the Funds and the Other Accounts20 and was granted a quota of $100 million on July 17, 2012.
The CSRC and SAFE require that an investment adviser seeking a QFII license and quota apply in its own name, although recently the regulators have permitted the application also to be in the name of a single fund managed by the adviser.  If William Blair were to seek a quota on behalf of each Fund and Other Account, it would have to apply separately on behalf of each Fund and Other Account, which would be burdensome because of the application process and would make it less likely that the Chinese authorities would grant William Blair the license and quota:  the Chinese authorities focus on the experience, size, and qualifications of the applying adviser, not of its funds.21  Moreover, while there may not be specific investment restrictions or limitations preventing a Fund or Other Account from seeking a quota individually, individual applications would generally not be practical or feasible for the Funds and Other Accounts.  The CSRC and SAFE have set the minimum quota amount at $50 million, which is more than most Funds and Other Accounts would

18	Source: http://www.csrc.gov.cn/pub/csrc_en/affairs/entry/QFIIs/201207/t20120718_212810.htm.

19
Source: http://www.asiaasset.com/news/news_0703.SAFE.aspx.  AIA obtained a US$150 million quota, while BlackRock Institutional Trust Company, Northern Trust Global Investments Ltd., Capital Research and Management Company, and City of London Investment Management Company each obtained $100 million quotas, and Mercuries Life Insurance and Okasan Asset Management each obtained $50 million quotas.

20	William Blair is bearing the expenses of applying for the license and quota; these expenses will not be borne by the Funds or Other Accounts.

21
Applicants believe that the establishment of new A Share Fund Series in the future would not require new approvals from the Chinese regulators because they would be series of the A Share Fund named on the initial application.  By contrast, establishing a new entity to serve the same function as a new series of the A Share Fund would require a new application, and trigger the complications described in this Application.

prudently invest in China A Shares.  William Blair currently expects that each Fund or Other Account will allocate a relatively small portion of its investable assets to Interests of an A Share Fund Series, as the Initial Fund and Other Accounts generally have broad mandates for which Chinese investment and A Share exposure would be relatively small, amounting to under $50 million to the Initial Fund or most Other Accounts, based on current asset levels.22  Finally, for many Other Accounts William Blair serves as a manager to only a portion of the account’s overall assets, and the Other Account may not have the desire, qualifications or personnel necessary to obtain a QFII license or quota on its own behalf.23  Accordingly, William Blair has established the A Share Fund as the entity that will invest in and hold China A Shares on behalf of the Funds and Other Accounts.
In addition, the Chinese authorities will reduce or revoke a QFII’s quota if the QFII does not invest the full amount of its quota over a phase-in period, or, in certain cases, if it repatriates its investments below the quota amount, so that if any Fund or Other Account sought quota individually in an amount close to the $50 million minimum, it would risk losing that quota if it reduced its allocation to A Shares or was subject to outflows requiring it to reduce its overall holdings.  These risks are reduced with the aggregation of Funds and Other Accounts in one vehicle since satisfying the minimum quota amount is of less concern.  The largest aggregated quota amount for a single QFII can be no more than $1 billion.  Through November 2010, the largest quota amount approved per application that the Applicants are aware of was $300 million.  For 2009 and 2010, the largest quota amount approved for an initial application that the Applicants are

22
Allocations to Chinese investments and A Share exposure may change over time.  Further, Future Funds may include Funds with different investment mandates, including Funds focused on narrower geographic regions than the Initial Fund.

23
In many respects, these Other Accounts, like the Funds, engage William Blair because of its experience and ability to not only make investment decisions but to provide administrative resources which they may not otherwise have.  For example, QFII license holders must have a QFII compliance manager, and Funds or Other Accounts may not, on their own, have such experience or resources to satisfy these requirements.

aware of was $200 million.  From April through July 2012, the largest quota amount approved for an initial application that the Applicants are aware of was $250 million.24
The quota, subject to the minimum quota amount of $50 million, serves as the maximum amount of new investment available to a license holder, since this is the upper limit of cash, when converted to Chinese renminbi, that a license holder can import into China to invest in A Shares.  However, while currency may not be acquired above the quota amount to make new investments, the market values of A Share holdings may fluctuate over time such that the total value of the holdings of the A Share Fund may vary from the quota amount.  Thus, if market movements cause the value of A Shares held by the A Share Fund to appreciate, the A Share Fund would not be required to liquidate holdings and repatriate proceeds to reduce its total investment to the quota limit.  Further, the A Share Fund could continue to purchase additional A Shares using the proceeds from the sale of other A Shares without regard for the quota limit.  Conversely, notwithstanding that the Chinese authorities may reduce quota if the quota has not been fully used, Applicants do not believe that they would do so because of market depreciation in the value of A Share Fund investments; however, the Chinese authorities likely would reduce the quota amount if the A Share Fund repatriates proceeds from the disposition of investments that are not offset with the influx of equivalent capital.  Applicants do not have direct knowledge of the experiences of other QFII holders and whether they have had difficulty in maintaining their quota limits, although given the scarcity of quota and the significant international interest in Chinese companies, Applicants believe that quota limits have generally been maintained.  Per SAFE regulations, Applicants are required to remit the A Share Fund principal investment no later than January 12, 2013, which is within six months from receiving the grant, or the investment quota may be reduced or rescinded.  The precise timing and investment interest would not be known until the A Share Fund’s portfolio manager(s)

24	Source: http://www.chinauniversalasset.com/qfii/QFIIList_8.html.

are able to assess their goals and plans in light of then-current market conditions, but William Blair expects that it will be able to find appropriate investment opportunities for the A Share Fund in the full amount of the quota granted.
Chinese foreign exchange regulations generally only allow the repatriation of proceeds from sales of China A Shares annually:  while China A Shares generally trade in highly liquid markets and prices on the exchange reflect the amount (in Chinese renminbi) that could be obtained upon sale of A Shares, proceeds from sales of portfolio investments in A Shares cannot immediately be repatriated to a foreign investor such as the A Share Fund.  Thus, investments in China A Shares would be deemed illiquid investments because of the repatriation restrictions – although not necessarily because of market illiquidity or contractual restrictions on the disposition of A Shares - and therefore a Fund could only invest up to 15% of its net assets in China A Shares.25  Indeed, a Fund in practice would likely invest less than this limit in China A Shares, since it might hold other illiquid assets, and it would generally seek to maintain a cushion to make sure that it did not inadvertently cross the 15% threshold.  Due to this limitation and the size of some of the Funds, it is not possible for some Funds to seek a quota individually.  Further, if a Fund sought quota individually, it would not be possible to satisfy the requirement that a fund invest more than 70% of its assets in China A Shares, discussed below, in order to be considered an open-end fund for which monthly repatriation may be available.
Thus, seeking the QFII license and quota is feasible for William Blair, on behalf of the Funds and the Other Accounts, only if the application and any quota granted cover the Funds and Other Accounts in the aggregate, rather than on a Fund-by-Fund and Other Account-by-Other Account basis, and only if the Funds and Other Accounts aggregate their investments in China A

25	Applicants have proposed a condition that each Fund will, at all times, limit its holdings in the A Share Fund to no more than 15% of its net assets.

Shares.  Moreover, Chinese regulations permit a QFII to repatriate proceeds from sales of China A Shares monthly, rather than annually, if an open-end fund is named in the application as the investing vehicle, and if the fund has invested more than 70% of its assets in China A Shares.26  Because none of the Funds will invest 70% of its assets in China A Shares, nor will they be able to under current Commission liquidity guidelines, none will be able to repatriate proceeds monthly except as part of the A Share Fund.  Being able to repatriate proceeds monthly, rather than annually, by investing in the A Share Fund, will enhance the portfolio liquidity of the Funds investing in China A Shares.  The A Share Fund was named in William Blair’s application for the quota and the A Share Fund will allow the Funds and the Other Accounts to redeem their interests monthly, which William Blair believes will lead the Chinese authorities to consider the A Share Fund to be open-end, thereby qualifying it to repatriate proceeds from sales of China A Shares monthly.
For these reasons, the Funds and the Other Accounts need to obtain their exposures to China A Shares through a pooled investment vehicle - the A Share Fund.  The A Share Fund was named as the investing vehicle in William Blair’s application for the quota, and the A Share Fund will be the entity that invests in and holds China A Shares; the A Share Fund will invest exclusively in China A Shares.

26
To qualify for monthly repatriation, the A Share Fund must be an open-end fund, meaning that it must invest 70% of its assets in China A Shares and that its assets derive from a public offering, which Applicants believe would be the case since the Funds and certain Other Accounts established in other jurisdictions may be public funds.  Whether the A Share Fund will qualify as an open-end fund will be determined by the Chinese authorities, based upon the criteria noted above, and its review of William Blair’s application.  William Blair, on its application, indicated it is applying for open-end status for the A Share Fund.  Since the A Share Fund will permit periodic redemptions, Applicants believe that the Chinese authorities will consider it to be open-end.  Once approved, monthly repatriation will be available after an initial three-month lock-up period from the date the quota is invested in the Chinese market and for so long as the A Share Fund’s operations remain in compliance with applicable Chinese regulations.  The initial three-month lock-up period is imposed by Chinese regulations and is a representation related to the grant of quota.  During the initial lock-up period, the A Share Fund would not be able to repatriate proceeds, but it would be able to buy and sell different China A Shares without restrictions.

E.           Operations of the A Share Fund and the A Share Fund Series
Any Fund or Other Account seeking exposure to China A Shares will invest in the initial A Share Fund Series or, if there is more than one A Share Fund Series providing different exposures sought by the Fund or Other Account, may invest in more than one A Share Fund Series.  Each A Share Fund Series will hold a different set of China A Shares, depending on the investment characteristics sought by the particular A Share Fund Series.  The DE LLC Act, under which the A Share Fund will be organized, explicitly provides for the creation of separate series of members, managers, limited liability company interests and assets.27  In accordance with the DE LLC Act,28 the A Share Fund’s limited liability company agreement will provide for the establishment of multiple series, with separate debts, liabilities, obligations and expenses, its records (as discussed further below) will be accounted for separately for each A Share Fund Series, and notice of the limitation on liabilities of an A Share Fund Series is set forth in the A Share Fund’s certificate of formation.  Thus, and because the A Share Fund’s limited liability company agreement will not provide to the contrary, the DE LLC Act provides that each A Share Fund Series (holding distinct China A Shares) will have its own debts, liabilities, obligations and expenses, and such items will not be enforceable against any other A Share Fund Series.  Organizing the A Share Fund under the

27	Section 18-215 of the DE LLC Act.
28	Section 18-215(b) of the DE LLC Act provides:
(b) Notwithstanding anything to the contrary set forth in this chapter or under other applicable law, in the event that a limited liability company agreement establishes or provides for the establishment of 1 or more series, and if the records maintained for any such series account for the assets associated with such series separately from the other assets of the limited liability company, or any other series thereof, and if the limited liability company agreement so provides, and if notice of the limitation on liabilities of a series as referenced in this subsection is set forth in the certificate of formation of the limited liability company, then the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series shall be enforceable against the assets of such series only, and not against the assets of the limited liability company generally or any other series thereof, and, unless otherwise provided in the limited liability company agreement, none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the limited liability company generally or any other series thereof shall be enforceable against the assets of such series.

DE LLC Act allows the assets of one A Share Fund Series to be insulated from the liabilities of any other A Share Fund Series.
Each Fund or Other Account investing in an A Share Fund Series would hold Interests which, like beneficial interests of a trust or shares of a corporation, would represent a proportionate share of the A Share Fund Series’ net assets and a proportionate claim on the A Share Fund Series’ net income.  Each Interest would have the same rights as any other Interest, and each Fund or Other Account, as a holder of the Interests of an A Share Fund Series, will be treated identically.  Each Fund or Other Account will purchase and sell Interests in an A Share Fund Series on the same terms and on the same basis as each other Fund and Other Account that invests in that A Share Fund Series.  In addition, the A Share Fund Series would not issue preferred interests.  The administrator for the A Share Fund would, on a daily basis, price the securities held by an A Share Fund Series, sum their values, and deduct daily expenses payable by the A Share Fund Series to arrive at a net asset value for the A Share Fund Series.  The A Share Fund Series’ net asset value would then be divided by the total number of outstanding Interests, and an investor’s total holdings would be this per-Interest net asset value multiplied by the number of Interests held by the investor, with Interests in an A Share Fund Series valued daily in accordance with William Blair’s valuation procedures, as described in more detail below.
Expenses of the A Share Fund Series, which would include basic fees and expenses of service providers, such as the administrator, accountant, local custodian and legal counsel, would be charged to the A Share Fund Series as a whole and accrued on a daily basis.29  Brokerage

29
If there are multiple A Share Fund Series, an expense of the A Share Fund may be allocated to the different A Share Fund Series pro rata based on relative assets or based on another allocation method that more fairly allocates the expense, depending on the nature of the particular expense and the reason it was generated.  For example, an expense payable by the A Share Fund that is based on assets may be allocated to the A Share Fund Series based on the relative assets of the different A Share Fund Series, whereas an expense that is based on the number of separate A Share Fund Series may be more appropriately allocated equally to each A Share Fund Series existing at the time the expense is incurred.  In some cases, the expense may be de minimis and would commissions incurred by the A Share Fund Series would, like those incurred by a registered investment company, be included in the cost of the underlying China A Shares, and thus would be reflected in any gain (or loss) on the A Share Fund Series’ investments.  In substance, the sharing of expenses of the A Share Fund Series among the holders of its Interests would not differ from the sharing of expenses by a registered investment company among its shareholders.  Similarly, the treatment of brokerage commissions by the A Share Fund Series would be the same as if it were a registered investment company.  William Blair does not contemplate a need or reason to, and therefore would not charge, advisory fees to the A Share Fund Series used by the Funds; William Blair would still be entitled to receive applicable advisory fees from the Funds or Other Accounts.
The A Share Fund Series will be administered and audited in a manner consistent with common private fund industry standards and practices.  The A Share Fund’s books and those of the A Share Fund Series will be accounted for under standard accounting principles and in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), and they will be audited annually by a nationally recognized and PCAOB-registered audit firm in accordance with U.S. Generally Accepted Auditing Standards (“GAAS”).30
The global custodian for the A Share Fund will work closely with a local custodian in China, which will be a substantial institution with extensive experience in maintaining China A Shares for non-Chinese clients.  China A Shares, when purchased for the A Share Fund, will appear on the not be allocated as it might otherwise be if the expense were larger.  Ultimately, the allocation methodology will depend on the nature of, and reason for, the expense and the proper allocation of an expense will depend on the circumstances.  In all cases, the allocation of expenses will be fair and reasonable.

30
The GAAS standards applicable to the audit of the A Share Fund would be the same standards as those applicable to a registered investment company.  William Blair represents that the audit would be performed by a firm meeting the same independence requirements as those applicable to the auditor of a registered investment company.  Further, GAAP would apply to both the A Share Fund audit and a registered investment company audit.  Thus, critical accounting policies governing security valuation, accounting for investment transactions, recognition of investment income and of expenses, and accrual of expenses, which are often the critical policies applicable to investment companies, would apply in substantially the same manner for the audit of the A Share Fund.

books and records of the Chinese depositary institution as “William Blair & Company, L.L.C. – William Blair China A-Share Fund, LLC” (or in a similar manner indicating both William Blair’s QFII status and the A Share Fund’s ownership) and maintained in an account at the A Share Fund’s local custodian and global custodian in the same manner.  The name of the A Share Fund will thus appear in the records of the Chinese depositary institution on whose books the China A Shares appear and similarly on the books of the local custodian and global custodian.  The local custodian will then establish subaccounts on its books to correspond with each A Share Fund Series such that, to the extent there is more than one A Share Fund Series, each such A Share Fund Series will have a separate designation and subaccount on the records of the local custodian from that of any other A Share Fund Series.  Each such subaccount will correspond to a subaccount on the books of the global custodian for the A Share Fund.  The separately designated subaccounts will allow the A Share Fund’s administrator to reconcile holdings for each A Share Fund Series and to report out a value for such A Share Fund Series to the Funds and, if requested, Other Accounts on a daily basis.
Each A Share Fund Series will have its own portfolio manager or portfolio management team at William Blair who will be responsible for selecting particular China A Shares for investment by the A Share Fund Series.31  When a portfolio manager initially decides to purchase China A Shares for an A Share Fund Series, the portfolio manager will place an order in the same manner he or she would for any other portfolio security for accounts investing in other jurisdictions.  The portfolio manager’s order, along with any other orders in the same security placed by other

31
The selection of particular China A Shares for an A Share Fund Series is distinct from the decision to invest in the A Share Fund Series, which will be made by portfolio manager(s) for the Funds and Other Accounts.  The selection of particular China A Shares for an A Share Fund Series will be made by the portfolio manager(s) for the A Share Fund Series and overseen by William Blair, as managing member of the A Share Fund.  A Fund’s decision to invest in an A Share Fund Series will be made by a Fund’s portfolio manager(s) only in accordance with the relevant Fund’s objective and policies.  The Fund’s Board will oversee the Fund’s investment in the A Share Fund in the same manner that it oversees the Fund’s other investments.  The Fund’s Board will not have oversight responsibilities for investment decisions made by portfolio manager(s) for the Other Accounts to invest in an A Share Fund Series.

portfolio managers of other A Share Fund Series, if any, at or about the same time in accordance with William Blair’s trade order aggregation and trade allocation policy (the “Trade Allocation Policy”), discussed below in this Application, will then be placed with a local Chinese broker, and executed on the relevant Chinese exchange.32  On the evening of the trade date, trade confirmations for the executed order will be exchanged among the stock exchange, China Securities Depositary & Clearing Corporation Limited (“CSDCC”), the executing broker, William Blair and the local custodian.  The executing broker will send the trade execution confirmation to William Blair and the local custodian after the market closes, and the local custodian will transmit a final settlement confirmation to the global custodian after settlement.  In an overnight process, the CSDCC will effect the transfer of the securities by updating its position records, and William Blair – William Blair China A-Share Fund, LLC (or similar designation) will thereafter be recognized as the owner of the China A Shares.  During this process, if the trade had been aggregated with trades for other A Share Fund Series, the local custodian also will allocate the holding in accordance with instructions previously supplied by William Blair, and will record the holding as a receivable on the books of the subaccount of the A Share Fund Series.  When the local custodian records the holding in the A Share Fund Series’ records, the global custodian will also record the holding in the corresponding subaccount on its books.  On the day following the trade date, cash that was in the A Share Fund Series’ account at the local custodian will be transferred to the CSDCC, and the trade settled.  Generally, procedures for disposing of China A Shares and recording the proceeds as cash will operate in the same manner, except in reverse and except as limited by the A Share Fund’s ability to repatriate proceeds only monthly.  At all times, the local custodian and the global custodian will

32
The A Share Fund Series will not engage in cross trades between the A Share Fund Series.  In addition, the Funds and Other Accounts will not engage in cross trades of Interests of the A Share Fund Series.  A Fund or Other Account may, however, redeem Interests in the A Share Fund Series, subject to the Trade Allocation Policy, at or about the same time another Fund or Other Account purchases Interests in the A Share Fund Series.

 recognize and separately identify cash and portfolio holdings in subaccounts for one A Share Fund Series from cash and portfolio holdings in subaccounts for each other A Share Fund Series.
While the limited liability company structure and the provisions of the DE LLC Act provide protection for each A Share Fund Series from the liabilities of each other A Share Fund Series, the A Share Fund and the A Share Fund Series also do not expect to have significant liabilities.  The largest potential creditors are expected to be A Share Fund service providers, such as William Blair (potentially), the A Share Fund’s administrator, custodian, auditors and legal counsel.  Administrative fees will only be paid to William Blair if they are determined, in accordance with condition 3 of this Application, to be non-duplicative.  The service providers could be owed amounts from the A Share Fund, but such service fees are not expected to represent a significant proportion of any A Share Fund Series’ assets, and it would be unlikely that a service provider would find it economical to seek to collect fees from A Share Fund Series that have not incurred the liability.  Moreover, the service providers have relationships with the Funds and Other Accounts that would make a lawsuit potentially in conflict with the Funds’ or Other Accounts’ interests unlikely, and the service providers’ contracts will specifically limit their recourse to the assets of the A Share Fund Series that has incurred the liability to the provider.  The A Share Fund Series used by the Funds will not lever themselves through borrowing.33
The primary service providers to the A Share Fund will enter into agreements with the A Share Fund, on behalf of the A Share Fund Series, under US law and containing provisions requiring disputes to be resolved in the US using US law and venue.  In addition to a suit to recover liabilities from non-debtor A Share Fund Series being unlikely, as noted above, in the event of such a lawsuit, a US court with proper jurisdiction should recognize and enforce the provisions of the DE

33	A Share Fund Series used exclusively by Other Accounts may, or in the future may be permitted to, use leverage.

LLC Act noted above to protect the assets of one A Share Fund Series from the liabilities of another A Share Fund Series.  In sum, William Blair does not believe there is a substantial risk that a creditor would succeed in using the assets of one A Share Fund Series to satisfy the liabilities of another A Share Fund Series.
As noted above, the QFII license will be held by William Blair, with the A Share Fund also listed on the application.  As such, William Blair will be permitted to purchase renminbi on behalf of the Funds and Other Accounts, up to the amount of quota granted, to acquire China A Shares that will then be held under the custodial arrangements described above, with the A Share Fund listed on those accounts.  The Chinese regulatory regime will focus on the experience, size and qualifications of William Blair in determining whether to grant the license and quota, and has less interest in the allocation of investments among A Share Fund Series, and their indirect allocations to Funds or Other Accounts.  Nevertheless, there will always be a risk that disturbances to the Chinese legal or regulatory regime could make the A Share Fund unable to dispose of investments or repatriate proceeds once invested.  Further, William Blair’s license could be revoked or modified at the discretion of the Chinese authorities, including for reasons beyond the control of William Blair; however, under current regulations, Chinese authorities can revoke a QFII license or reduce quota only if the QFII license holder is in violation of the regulations.34  The QFII program is a limited exception from laws that otherwise limit investment in China A Shares to Chinese persons and, if the program or William Blair’s license or quota limits are revoked or substantially changed for reasons beyond the control of William Blair or the A Share Fund, the A Share Fund’s economic interests, and thus the Funds’ and Other Accounts’ economic interests, could be harmed.  The QFII

34
The applicable Chinese regulations currently require, generally, that the QFII invest principal within six months of obtaining its license or its license may be revoked, and if the QFII invests less than its quota amount within six months of grant, its quota may be reduced.  In addition, regulations provide that the quota may be revoked if its QFII license is revoked; it invests less than USD 20 million after six months; it withdraws principal so that less than USD 20 million remains in China; SAFE cancels its quota; and other circumstances as may be specified by SAFE from time to time.

 program has been operational since 2002, but its continuation depends on the continued willingness of the Chinese regulatory regime to accept foreign investment.  The Chinese authorities could revoke William Blair’s QFII license or reduce or eliminate its quota, in which case the A Share Fund would be required to liquidate some or all of its holdings and be permitted to repatriate the proceeds back to the Funds and Other Accounts. If this were to happen, the Funds and Other Accounts would lose some or all of the opportunity to obtain exposure to China A Shares in the future under the existing license, but they would not lose these proceeds.35  Nonetheless, the risk that developments in the Chinese regulatory regime adversely impact the Funds and the Other Accounts will be monitored by William Blair, and will be disclosed in the Funds’ prospectus and disclosed in relevant documents applicable to the Other Accounts, to the extent the Fund’s or Other Account’s investment in the A Share Fund Series is material to the Fund or Other Account.
The selection of the particular China A Share holdings for an A Share Fund Series will be made by such series’ portfolio manager(s); investment decisions to invest in an A Share Fund Series will be made by the Fund’s or Other Account’s portfolio manager(s) to the extent discretion to make such an investment has been given to William Blair.  The selection of particular China A Shares for an A Share Fund Series will be made by the portfolio manager(s) for the A Share Fund Series and overseen by William Blair, as managing member of the A Share Fund.  A Fund’s decision to invest in an A Share Fund Series will be made by a Fund’s portfolio manager(s) only in accordance with the relevant Fund’s objective and policies.  The portfolio manager of a Fund may be able to obtain exposure to China A Shares, for the Fund, by investing in a fund managed by another manager with a QFII license, to the extent another fund permitted investment by a Fund.

35
In this sense, the Funds and Other Accounts would be at worst in the same position as they are before any quota is granted – with no ability to obtain exposure to A Shares – unless Chinese authorities require holdings to be liquidated before the A Share Fund can dispose of them in an orderly manner.  However, Applicants are not aware of the Chinese authorities requiring such forced liquidations for other QFII license holders.

However, Applicants do not believe that an investment in another fund provides the same investment opportunity or benefits as an investment for the Fund in an A Share Fund Series.  An investment in another fund would be managed by another investment adviser, following its investment techniques and strategies, which may differ from those of William Blair and thus differ from the expectations of Fund shareholders who have chosen to invest with William Blair.  Moreover, an investment in another fund would be subject to the advisory fees payable to the other fund’s manager; by contrast, in accordance with Condition 2 to this Application, William Blair and its affiliated persons will receive no incremental advisory fee in connection with the Funds’ investment in the A Share Fund.  The Fund’s Board will oversee the Fund’s investment in the A Share Fund in the same manner that it oversees the Fund’s other investments.  The Fund’s Board will not have oversight responsibilities for investment decisions made by portfolio manager(s) for the Other Accounts to invest in an A Share Fund Series.
To the extent there is more than one A Share Fund Series, allocations of China A Shares to different A Share Fund Series, like allocations of other investment opportunities among Funds and Other Accounts, will be subject to William Blair’s Trade Allocation Policy36 (which includes detailed procedures related to trade aggregation and allocations), under the supervision of William Blair’s and the Funds’ CCO, and compliance with the Policy with respect to the Funds will be overseen by the Funds’ Board.37  Because orders may be placed by different portfolio managers of different A Share Fund Series, there may be times when more than one portfolio manager seeks to purchase China A Shares of the same company.  In such instances, as when making purchases of

36
Applicants are not seeking any comfort and acknowledge that the Commission is providing no opinion on whether the Trade Allocation Policy meets the standards applicable under either the 1940 Act or the Advisers Act.

37
The Initial Fund, as a series of the Trust, is overseen by the same Board and has the same CCO as the other series of the Trust.  If another registered investment company is established in the future that seeks to invest in the A Share Fund, that Fund may have a different board and a different chief compliance officer.

other securities, and because the Chinese markets may sometimes be closed at the time a William Blair portfolio manager is deciding to place trades, the orders will generally be aggregated with those of portfolio managers for other A Share Fund Series, if any, prior to their placement with the executing Chinese broker.  The Trade Allocation Policy is designed to allocate trade executions among accounts (in this case, A Share Fund Series) with the goal of treating each A Share Fund Series fairly and equitably over time.  The Trade Allocation Policy allows modification to standard allocation methodologies in certain instances, provided that the modification is reported to William Blair’s CCO.
William Blair’s Trade Allocation Policy will generally operate the same for A Share Fund Series participating in investment in China A Shares as they do for investments by William Blair clients in other markets and securities.  To the extent that there is only one A Share Fund Series, or where A Share Fund Series are investing in securities of different companies, allocations among A Share Fund Series may not be common.  To the extent more than one A Share Fund Series seeks to invest in A Shares of the same company, William Blair’s portfolio managers and its trading desk have experience using the Trade Allocation Policy, and extending the existing procedures to investments in China A Shares will not raise significant new issues.  The Trade Allocation Policy will also be amended to apply when the A Share Fund sells China A Shares on behalf of an A Share Fund Series, in which case, to the extent that another Fund or Other Account does not desire to purchase interests from the A Share Fund Series and the A Share Fund Series needs to liquidate A Shares to meet a redemption request, the A Share Fund will hold cash on behalf of the selling A Share Fund Series for eventual repatriation.  Under QFII regulations, assuming that the monthly repatriation of assets remains available to the A Share Fund as an open-end fund, each month the A Share Fund will be permitted to repatriate a certain amount of cash from the sale of portfolio holdings on behalf of the A Share Fund Series.  If a Fund redeems its Interests from an A Share

Fund Series and another Fund or Other Account purchases Interests from the A Share Fund Series, the repatriation restriction will not apply.  If, however, a Fund seeks to redeem its Interests from the A Share Fund Series and there is no new investment in the A Share Fund Series, the A Share Fund Series will need to liquidate A Shares to raise proceeds to satisfy the redemption request.  While Chinese law will recognize the A Share Fund as the holder of all cash available for repatriation, the procedures in the amended Trade Allocation Policy will be able to track which Fund(s) or Other Account(s) are entitled to receive repatriated proceeds in a given month, and which are not, by recording cash attributable to each Fund or Other Account in separate subaccounts on the books of the transfer agent of the A Share Fund Series.  The Trade Allocation Policy will be amended to reflect that cash proceeds received upon the sale of China A Shares, which will be recorded in the selling A Share Fund Series’ subaccount at the local custodian, can only be repatriated to the Fund or Other Account making the redemption request necessitating the repatriation through that A Share Fund Series; under the Trade Allocation Policy, no other Fund or Other Account will be able to access or repatriate these cash proceeds.
If more than one Fund or Other Account seeks to repatriate proceeds at or about the same time, and Chinese regulations limit the aggregate amount of proceeds that may be repatriated at any given time to a level below the aggregate amount sought to be repatriated, the requests by the applicable portfolio manager(s) will be aggregated, if received at or about the same time, and proceeds available for repatriation will be allocated pro rata among requesting Funds and Other Accounts, based on requested amounts.  As noted above, once the cash proceeds have been allocated and recorded in the selling A Share Fund Series’ subaccount, they can only be repatriated to the Fund or Other Account making the repatriation request.  While each Fund or Other Account will have its own specific features and restrictions, William Blair does not expect that any restrictions or regulations applicable to the Other Accounts will materially affect their repatriation needs, as compared to the Funds.
Access by the Funds and Other Accounts to the quota (i.e., to China A Shares) through the A Share Fund Series is a limited opportunity and will be allocated in accordance with William Blair’s Trade Allocation Policy.  The Trade Allocation Policy, which William Blair intends to amend to specifically address issues arising from the quota, will provide that, as with initial and secondary public offerings where William Blair receives fewer shares of the offering than requested, Interests in an A Share Fund Series will be allocated across eligible participating Funds and Other Accounts on a pro rata basis according to requested order size.38  Thus, when quota becomes available, portfolio managers for the Funds and Other Accounts, obtaining client approval if necessary, would submit indications of interest for Interests.  These indications of interest will indicate the accounts for which Interests are sought and the amount of Interests sought, if available.  If fewer Interests are available than requested by the portfolio managers of the Funds and Other Accounts, Interests will be allocated across participating accounts on a pro rata basis according to requested order size.
While the total assets of a Fund or Other Account may have an indirect bearing on the number of Interests sought by a portfolio manager (i.e., larger Funds may request more total Interests), Interests will be allocated according to requested order size and not directly by the overall size of the account.  Factors that may bear on the amount of Interests requested by any particular portfolio manager for a Fund or Other Account will vary in each case, but may include, without limitation, consistency of the investment with the account’s objectives, policies and

38
Since the A Share Fund must remit investment principal by early January 2013 to avoid risking a reduction or loss of the quota, and the Initial Fund may not be eligible to invest before investment decisions for the Initial Fund can be implemented across accounts following the same strategy, the initial Interests would be offered to Other Accounts but not the Initial Fund.

strategies, eligibility of the account to invest in the China A Share Fund under applicable account guidelines or applicable law, the appropriateness of the investment in light of the objective, time horizon and risk management objectives, and whether the account’s liquidity position after the desired purchase will continue to maintain a level deemed to be adequate.
Notwithstanding the foregoing, the Trade Allocation Policy provides that a client account may not receive an allocation if, in the judgment of William Blair, the cash balance in the client account will be insufficient to pay for the Interests; current portfolio attributes make an allocation inappropriate or less suitable; or account-specific guidelines, objectives, restrictions, tax, legal, regulatory or liquidity considerations or other account-specific factors make an allocation inappropriate or less suitable.  Thus, these provisos may have the practical effect in some cases of increasing allocations to a Fund or Other Account based on the suitability for the Fund or Other Account of an investment in the A Share Fund or based on the investment objectives, strategies and restrictions of the Fund or Other Account.  For example, William Blair may give increased allocations to Funds and Other Accounts that have investment strategies that focus on China, on Asia, or on emerging markets over Funds and Other Accounts that do not.  William Blair may in the future amend the Trade Allocation Policy expressly to provide priority access to quota to Funds and Other Accounts based on the suitability for the Fund or Other Account of an investment in the A Share Fund or based on the investment objectives, strategies and restrictions, tax, legal, regulatory or liquidity considerations applicable to the Fund or Other Account.  Nonetheless, William Blair believes that allocations on these terms are fair and equitable to all Funds and Other Accounts because clients investing in some strategies (e.g., those focused on developed markets) would expect relatively less investment in China.

William Blair, through the administration of its compliance program, has experience with the Trade Allocation Policy and its operation in the context of initial public offerings and other limited opportunities, and expects that the allocation of Interests will be managed in a similar manner to the allocation of other limited opportunities.  As discussed in this Application, the Trade Allocation Policy, which will govern allocations of China A Shares to different A Share Fund Series, allocations of opportunities to invest in the A Share Fund Series to Funds and Other Accounts and opportunities to repatriate proceeds from the sale of China A Shares and the redemption of Interests will be reasonably designed so that all such allocations are fair and equitable.  The Trade Allocation Policy may be amended over time and is expected to allow modification to standard allocation methodologies in certain instances, provided that the modification is reported to William Blair’s CCO.  In any case, the Trade Allocation Policy and its application, like the allocation of other limited opportunities, will be under the oversight of William Blair’s compliance department, and compliance with the Policy with respect to the Funds will be overseen by the Funds’ Board.  As such, William Blair’s CCO and the chief compliance officer of the Funds will review the adequacy of the Trade Allocation Policy and the effectiveness of its implementation.
The quota, as noted, may be reduced or revoked if the A Share Fund does not invest the full amount of its quota over a phase-in period, or if it repatriates its investments below the quota amount.  William Blair will not, however, when making investment decisions for the Funds or Other Accounts, take into consideration whether redeeming Interests of an A Share Fund Series may cause the sale of China A Shares and the repatriation of proceeds that could impact the continued availability of the quota.  In other words, William Blair will not forego redeeming Interests in an A Share Fund Series by a Fund simply because the sale results in the A Share Fund investing less than the quota, and will make the investment decision to redeem Interests of A Share

Fund Series independent of quota considerations.  Even if additional A Share Fund Series are established in the future, the existence of additional A Share Fund Series does not guarantee that quota will be maintained, and investment decisions will continue to be made independent of quota considerations.39  William Blair will also not take into consideration whether buying Interests in an A Share Fund Series could affect the continued availability of the quota.
As noted above, additional series of the A Share Fund may be created in the future.  These additional series may be established to invest in different companies based generally on the particular characteristics of those companies, for example by market capitalization, industry sectors or groupings, or company growth or income prospects, or other criteria.  Any determination to create additional A Share Fund Series would be driven by the investment focus, needs and objectives of investing Funds or Other Accounts, and the decision would be reached through an investment process supervised by William Blair’s senior management and overseen by its compliance department.  For example, if in the future additional Funds or Other Accounts were established with investment mandates that focused on different market capitalizations or company characteristics or narrower market segments or industries, it may be appropriate to establish additional A Share Fund Series that share those attributes in order to provide those Funds or Other Accounts with different or narrower mandates more tailored opportunities to invest in China A Shares.  Investments in any such new A Share Fund Series would be available to any Fund or Other Account, and portfolio managers for the Funds or Other Accounts (under the oversight of William Blair’s compliance department and, in the case of the Funds, as part of the investment process

39
To the extent material to a Fund’s investment program, its registration statement will include a discussion of investment in China A Shares through the A Share Fund, and the risks associated with the potential loss of quota if it is not maintained.  Comparable disclosure, if deemed to be a significant investment strategy or method of analysis, will also be included in William Blair’s Form ADV, Part 2A.

overseen by the Funds’ Board) would determine if such an investment was appropriate for the Funds and Other Accounts.
Importantly, as discussed below, the establishment of any new A Share Fund Series will not require any Fund or Other Account to redeem an investment to make quota available to the new series; quota will be made available to a new A Share Fund Series, and thus Funds and Other Accounts investing in that series, only if it is otherwise available due to the investment decisions of portfolio managers made independent of quota considerations, or client outflows or terminations.
If the A Share Fund adds a new Series, William Blair will not reduce the amount of quota allocated to the initial A Share Fund Series (or any other A Share Fund Series in existence at the time):  William Blair will allocate quota to a new series only if quota is otherwise available at the time the new series is established.  Thus, William Blair would not redeem Interests in existing A Share Fund Series to “free up” quota for a new series; rather, the new series would be established only if, due to decisions independent of quota considerations (such as investment decisions, client withdrawals or account closings), quota is otherwise available.40  The allocation of available quota would then, as with new investments into the initial A Share Fund Series, be subject to William Blair’s Trade Allocation Policy and the compliance reviews thereunder, as described above.

40
For example, there would be no quota to allocate to a new A Share Fund Series, even if such a series was established, if:  the initial A Share Fund Series is fully invested up to the maximum quota granted to William Blair; the portfolio managers for the Funds and Other Accounts do not seek to reduce their holdings and there is no reduction in overall assets of a Fund or Other Account which would lead its portfolio managers to rebalance the portfolios by redeeming Interests); and no Fund or Other Account terminates William Blair’s services.  If, however, portfolio managers seek to reduce exposure to China A Shares independent of quota considerations and redeem Interests, quota would then become available.  Similarly, if a Fund or Other Account terminated William Blair’s advisory services, quota would become available.  This quota would then be available equally to the initial A Share Fund Series and any additional series, and thus to investing Funds or Other Accounts in each such A Share Fund Series, and it would be allocated between series based on William Blair’s Trade Allocation Policy, which is described above.  In this manner, even if a Fund or Other Account had no interest in acquiring Interests of a new A Share Fund Series (for example, if the focus of that series was not suitable for a Fund’s or Other Account’s investment objective), each Fund or Other Account would still have equal opportunity to acquire additional quota and exposure to China A Shares because it could seek exposure to the series most suitable to it.

If William Blair determines that there is more internal demand for Interests than can be accommodated through its existing quota (which could result from the creation of additional A Share Fund Series), William Blair may seek an increase in quota, if it believes that it is otherwise appropriate and that it is reasonably likely that the Chinese authorities will grant such an increase.
As discussed above, the A Share Fund, as a Delaware limited liability company, will not have its own board of directors or trustees.  Because the A Share Fund is designed, however, as a means to obtain exposure to China A Shares for investing Funds, the Fund’s Board will oversee William Blair’s management and operation of the A Share Fund Series invested in by the Funds.41  The Fund’s Board would not, however, have oversight responsibilities for, or any legal obligation to, the A Share Fund itself, or to any of the Other Accounts.  Investments in the A Share Fund Series will be made by a Fund’s portfolio manager(s) only in accordance with the relevant Fund’s objective and policies.  The Fund’s Board will oversee the Fund’s investment in the A Share Fund in the same manner that it oversees the Fund’s other investments.  The selection of particular China A Shares for an A Share Fund Series will be made by the portfolio manager(s) for the A Share Fund Series, however, and will be overseen by William Blair, as managing member of the A Share Fund.
Interests in an A Share Fund Series used by the Funds will be valued daily in accordance with the Funds’ valuation procedures and in accordance with Section 2(a)(41) of the 1940 Act.  China A Shares generally trade in liquid markets, and prices on the exchange reflect the amount (in Chinese renminbi) that could be obtained upon sale of China A Shares.  As noted in this

41
If another registered investment company is established in the future with a different Board than the Trust, and that investment company, or its series, invests in the same A Share Fund Series invested in by the Funds, both Boards will oversee William Blair’s management and operation of that A Share Fund Series to the extent required to oversee the Funds’ investment in the A Share Fund.  Like the Funds’ Board, that separate board would not, however, have oversight responsibilities for, or any legal obligation to, the A Share Fund itself, or to any of the Other Accounts, including to any Funds it does not oversee.  If a new registered investment company is established, common issues could be overseen by both Boards, much like the oversight provided by different boards in fund complexes that have established board “clusters.”  At the same time, each board would oversee the investments made by the funds under their oversight in the A Share Fund in the same manner that they would oversee other investments by those funds.

Application, proceeds from sales of China A Shares cannot be immediately repatriated to the A Share Fund and thus to a Fund.  Thus, the value will take into account all relevant facts and circumstances, including (if relevant) the length of time before proceeds can be repatriated, and will be applied under the oversight of the Fund’s Valuation Committee in accordance with delegated authority and procedures approved by the Fund’s Board.
William Blair’s Pricing Committee, under the oversight of the Valuation Committee is responsible for reviewing and monitoring the valuation policies adopted by the Board, which will be applied to Interests in an A Share Fund Series used by the Funds.  Under the Funds’ valuation procedures, the value of foreign, exchange-traded equity securities, such as China A Shares, are generally determined based upon the last sale price on the exchange or market on which the security is primarily traded and in the currency of that market as of the close of the appropriate exchange or, if there have been no sales during that day, at the latest bid price.  However, the Funds value any exchange-traded security for which market quotations are unavailable or have become unreliable at that security’s fair market value, consistent with Section 2(a)(41).
As discussed in this Application above, the A Share Fund’s holdings will be maintained by a local custodian who will work closely with the global custodian.  These custodial arrangements, insofar as they relate to A Share Fund Series used by the Funds, will be overseen by the Funds’ Board, as if the local custodian was providing services directly to the Funds.  Thus, in conformity with Rule 17f-5 under the 1940 Act, China A Shares held by A Share Fund Series used by the Funds will be held by an Eligible Foreign Custodian, as defined in that Rule, which will be overseen by the global custodian and the Funds’ “Foreign Custody Manager.”42  The Foreign Custody

42
The Other Accounts may have a different global custodian.  To the extent the A Share Fund uses a different global custodian than that used by the Funds, the Funds’ global custodian would oversee the A Share Fund’s global custodian as well, and the Board would continue to have oversight of the A Share Fund’s global custodian as if that global custodian provided services directly to the Funds.

Manager will, as is the case with the Funds’ direct investments in other foreign jurisdictions, be responsible for monitoring the local custodian, for determining that the China A Shares will be subject to reasonable care, based on standards applicable to custodians in China, and for providing periodic reports to the Board.  The Foreign Custody Manager will ensure that the arrangement with the local custodian is governed by a contract meeting the standards of Rule 17f-5 as if the Funds held China A Shares directly.  Essentially, although the local custodian will be directly providing services to the A Share Fund Series used by a Fund, and not the Fund directly, each Fund and that Fund’s Board will have substantially equivalent rights to an arrangement under which the local custodian was directly holding assets of the Fund.  While this arrangement may have collateral benefits for the A Share Fund itself and for Other Accounts, the Fund’s Board would not have oversight responsibilities for, or any legal obligation to, the A Share Fund itself, or to any of the Other Accounts.
As noted above, the China A Shares held by the A Share Fund will be maintained with a foreign securities depository - the CSDCC – which will recognize the A Share Fund as the owner of the China A Shares.  These arrangements, insofar as they relate to China A Shares held by an A Share Fund Series used by the Funds, will be effected in conformity with Rule 17f-7 under the 1940 Act, as if the Funds’ holdings were directly maintained with the CSDCC.  Thus, the CSDCC will have to qualify as an eligible securities depository; the arrangements will be subject to risk-limiting safeguards that include risk reporting by the primary custodian to the Board, as if the Funds’ assets were maintained with the CSDCC; the primary custodian (or its agent) will be responsible for monitoring the custody risks associated with maintaining assets with the CSDCC on a continuous basis, and promptly notifying the Board and William Blair of any material change in these risks; and the arrangements will be overseen by the Funds’ Board.  Essentially, although the assets of the A Share Fund Series will be maintained with the CSDCC, and not the Funds’ assets directly, the arrangements will be monitored and reports provided to the Board as if it were the Funds’ assets maintained directly with the CSDCC.  While this arrangement may have collateral benefits for the A Share Fund itself and for Other Accounts, the Fund’s Board would not have oversight responsibilities for, or any legal obligation to, the A Share Fund itself, or to any of the Other Accounts.
In the event that William Blair is terminated as investment adviser to a Fund43 or a Fund is reorganized into a fund managed by a different manager,44 the Fund would lose its access to the A Share Fund, although it may not be able to liquidate its position in the A Share Fund immediately, due to repatriation restrictions, it would be permitted to retain investments in the A Share Fund for a reasonable time period.  William Blair will not force the immediate sale of China A Shares to raise proceeds for any Fund’s redemption from the A Share Fund (if so desired by the successor manager or manager of the acquiring fund) if it would cause harm to the Fund.  In the event William Blair is terminated as adviser to any Fund, William Blair will act in good faith to accomplish the orderly transition of the Fund’s advisory services, and would work with the successor manager to seek to transfer holdings in A Shares to another manager, if desired by the successor manager.45  Any such transition would be overseen by the Fund’s Board.

43
The Chinese authorities do not permit the transfer or assignment of a QFII license or quota to a third party, as the Chinese authorities would require that, prior to any transfer, the new manager apply for, and receive, a license and quota based on its own experience and capabilities.  In the case of a change of control, a QFII is required to make a filing within five days with the Chinese authorities and if the change of control leads to a significant change to the QFII license holder’s qualifications or its investment strategy or plan previously filed with the Chinese authorities, the Chinese authorities would likely exercise discretion to determine on a case-by-case basis whether the QFII continues to be qualified to hold the license and quota.

44
In the case of a reorganization of a Fund into a fund managed by a different manager, such a reorganization would typically require approval by the boards of both funds and shareholders of the target Fund.  If material to the approval, the liquidation of Interests and loss of exposure to China A Shares would be disclosed to and considered by the relevant parties before providing their approvals.

45
In light of the Chinese regulatory regime and depending on who the successor manager is, such a transition may take some time or may not be feasible, in which case William Blair would work with a Fund’s successor manager to liquidate A Share investments and return capital to the Fund in a timely and cost-effective manner.

F.           The Requested Relief
Applicants hereby request, subject to the terms and conditions set forth herein, that the Commission issue an Order pursuant to Sections 6(c) and 17(b) of the 1940 Act that would grant an exemption from Section 17(a)(1) and (2) of the 1940 Act, and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act, solely to the extent necessary to permit certain joint transactions.
II.   REQUEST FOR EXEMPTIVE RELIEF AND LEGAL ANALYSIS

The proposed transactions involving the Funds, the A Share Fund and William Blair may involve Sections 17(a) and 17(d) of the 1940 Act, and Rule 17d-1 thereunder, depending on whether such entities are affiliated persons of one another as defined in Section 2(a)(3) of the 1940 Act and depending on the nature of the transactions.
A.           Sections 17(a) and 17(b)
Sections 17(a)(1) and 17(a)(2) of the 1940 Act provide, in substance, that it is unlawful for any affiliated person of a registered investment company, or an affiliated person of such a person, acting as principal, to sell any security (other than any security of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities) to, or purchase any security from, such investment company.
Section 17(b) of the 1940 Act provides, in substance, that the Commission shall issue an order of exemption from Section 17(a) if:

(1)           The terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

(2)           The proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under [the 1940 Act]; and

(3)           The proposed transaction is consistent with the general purposes of [the 1940 Act].

Section 2(a)(3) of the 1940 Act provides:
“Affiliated person” of another person means (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.
Section 2(a)(9) defines “control” to mean “the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.”46  It is expected that one or more Funds and Other Accounts will own at least 5% and, potentially, more than 25% of the Interests of the A Share Fund or an A Share Fund Series.  While Interests of the A Share Fund will be non-voting interests, a Fund or Other Account could be deemed to be an affiliated person of the A Share Fund or an A Share Fund Series by virtue of its power to exercise a controlling influence over the management or policies of such entities under Section 2(a)(3)(C).  Furthermore, as the investment adviser to the Funds, William Blair is an affiliated person of the Funds under Section 2(a)(3)(E) and, because it or a William Blair Affiliate will be the managing member of the A Share Fund, the A Share Fund or A Share Fund Series may be deemed to be under William Blair’s control under Section 2(a)(3)(C), resulting in the A Share Fund being deemed an affiliated person of an affiliated person of the Funds.47  Since the Funds and

46
Although control is presumed where a person owns beneficially more than 25 per centum of the voting securities of a company, and presumed not to exist where a person does not beneficially own 25 per centum of a company’s voting securities, as potentially a significant holder of Interests of an A Share Fund Series, even if ownership is of non-voting securities, a Fund or Other Account may be deemed to “control” such A Share Fund Series and potentially the A Share Fund, depending on the size of the holding relative to other investments in the A Share Fund.

47
If a William Blair Affiliate is the managing member of the A Share Fund, any such affiliate will be an affiliate of William Blair.  Arguably, in such instance, the Funds and the A Share Fund will not share an investment adviser, but rather affiliated advisers, such that the Fund and the A Share Fund would not be second-tier the A Share Fund share a common investment adviser, they may be deemed to be first-tier affiliates by virtue of arguably being under common control for purposes of Section 2(a)(3)(C).  If the Fund and the A Share Fund are deemed affiliates of each other, or even second-tier affiliates, the sale of Interests of the A Share Fund to the Funds, and the redemption of such Interests by the Funds, would be prohibited under Section 17(a) of the 1940 Act unless the requirements of Section 17(b) of the 1940 Act are satisfied.
In addition, if a Fund or Other Account were deemed to be an affiliate of the A Share Fund or an A Share Fund Series by virtue of its holdings or its power to exercise a controlling influence over the management or policies of such entities, and another Fund or Other Account was also deemed to be an affiliate of the A Share Fund or an A Share Fund Series for the same reason, those Funds or Other Accounts could be deemed to be second-tier affiliates of each other.  The Funds and Other Accounts have portfolio holdings besides the Interests and, in the regular course of investment operations, each may find it advantageous to engage in transactions in portfolio securities with another Fund or Other Account.  The Funds currently rely on Rule 17a-7 to engage in purchase or sale transactions between such Funds and Other Accounts, when appropriate for both Funds and the conditions of the Rule are otherwise satisfied.  However, if one or more Funds or Other Accounts were deemed to be second-tier affiliates of each other by virtue of their ownership or control affiliations with the A Share Fund or an A Share Fund Series, purchase or sale transactions between them involving portfolio securities would be prohibited by Section 17(a) of the 1940 Act, and they may not be entitled to rely on Rule 17a-7 under the 1940 Act for such affiliates of each other through this relationship.  However, the potential ownership and control affiliations would remain and to avoid any questions as to compliance with Sections 17(a) and 17(d) of the 1940 Act, and Rule 17d-1 thereunder, the Applicants are seeking the relief requested herein.

transactions because they would no longer be affiliated solely for the reasons permitted by the Rule.48
B.           Sections 17(d) and Rule 17d-1 Thereunder
Section 17(d) of the 1940 Act provides in pertinent part:
It shall be unlawful for any affiliated person of … a registered investment company … or any affiliated person of such a person … acting as principal to effect any transaction in which such registered company, or a company controlled by such registered company, is a joint or a joint and several participant with such person … or affiliated person, in contravention of such rules and regulations as the commission may prescribe for the purpose of limiting or preventing participation by such registered or controlled company on a basis different from or less advantageous than that of such other participant.
Rule 17d-1 thereunder provides in pertinent part that:
(a)  No affiliated person of or principal underwriter for any registered investment company … and no affiliated person of such a person or principal underwriter, acting as principal, shall participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which any such registered company, or a company controlled by such registered company, is a participant, and which is entered into, adopted or modified subsequent to the effective date of this rule, unless an application regarding such joint enterprise, arrangement or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of such plan or modification to security holders for approval, or prior to such adoption or modification if not so submitted, except that the provisions of this rule shall not preclude any affiliated person from acting as manager of any underwriting syndicate or other group in which such registered or controlled company is a participant and receiving compensation therefor.
(c)  "Joint enterprise or other joint arrangement or profit-sharing plan" as used in this section shall mean any written or oral plan, contract,

48
Rule 17a-7 under the 1940 Act provides an exemption for certain purchase or sale transactions between a Fund and certain affiliated persons.  Provided the conditions in Rule 17a-7(a) through (g) are met, Rule 17a-7 is available, by its terms, to purchase or sale transactions between registered investment companies or separate series of registered investment companies, which are affiliated persons, or affiliated persons of affiliated persons, of each other, between separate series of a registered investment company, or between a registered investment company or a separate series of a registered investment company and a person which is an affiliated person of such registered investment company (or affiliated person of such person) solely by reason of having a common investment advisor or investment advisers which are affiliated persons of each other, common directors, and/or common officers.

authorization or arrangement, or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company or a controlled company thereof and any affiliated person of or a principal underwriter for such registered investment company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking, including, but not limited to, any stock option or stock purchase plan, but shall not include an investment advisory contract subject to section 15 of the [1940] Act.
In the event that the Funds (by purchasing Interests in the A Share Fund), William Blair (by managing the portfolio securities of the A Share Fund and the Funds at the same time that the Funds are invested in Interests of the A Share Fund), and the A Share Fund (by selling its Interests to, and redeeming its Interests from, the Funds) could be deemed to be participants in a joint enterprise or other joint arrangement within the meaning of Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, the Applicants request the Order solely to the extent necessary to permit certain joint transactions, as described in this Application.
Subsection (b) of Rule 17d-1 provides that, in passing upon applications made under such Rule, the Commission will consider whether the participation by the investment company in the joint enterprise or arrangement is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.
C.           Section 6(c)
Section 6(c) of the 1940 Act provides that the Commission may by order upon application conditionally or unconditionally exempt any person, security or transaction, or class of persons, securities or transactions, from the provisions of the 1940 Act or from any rule thereunder if the exemption is (i) necessary or appropriate in the public interest, (ii) consistent with the protection of investors, and (iii) consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

In sum, Applicants believe that the requested exemptions are appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  The Applicants also believe that, with respect to the relief requested under Section 17(b), the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the transactions are consistent with the policy of each registered investment company and with the general purposes of the 1940 Act.
III. IN SUPPORT OF RELIEF REQUESTED
A.           General
For the reasons set forth below, the Applicants believe that the creation of the A Share Fund, and the investment by the Funds in Interests of the A Share Fund Series, will be appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  The Applicants also believe that, with respect to the relief requested under Section 17(b), the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the transactions are consistent with the policy of each registered investment company and with the general purposes of the 1940 Act.
The A Share Fund and its series structure will allow the Funds to obtain exposure to China A Shares and thereby a greater variety and number of Chinese companies than they otherwise could obtain, providing the Funds access to investment opportunities that they currently cannot access due to the Chinese regulations discussed in this Application.  Further, the A Share Fund series structure (to the extent more than one A Share Fund Series is established) will allow each Fund or Other Account to select portfolio investments suited to the investment mandate and investment style of the particular Fund or Other Account, increasing the benefits of investing in China A Shares.  Because the initial A Share Fund Series, and any future A Share Fund Series, will be managed by William Blair portfolio managers, the portfolio managers of the Funds and Other Accounts, who, in some cases, may be the same individuals that manage the A Share Fund Series, will be able to evaluate the types of investments made by the A Share Fund Series when evaluating whether to invest in the A Share Fund Series.49
The A Share Fund series structure will provide flexibility to establish different A Share Fund Series managed to invest in different Chinese companies based generally on the particular characteristics of those companies.  For example, securities of companies with different market capitalizations can be purchased by different A Share Fund Series.  The establishment of different A Share Fund Series will allow the portfolio manager of each Fund or Other Account to invest in an A Share Fund Series more suited to the Fund’s or Other Account’s investment needs.  For example, if A Share Fund Series are established to focus on A Shares of companies with different market capitalizations, the International Small Cap Growth Fund may invest in an A Share Fund Series focused on smaller capitalization companies, and forego investment in A Share Fund Series that focus on larger capitalization issuers.  A Fund could also invest in multiple (to the extent established) A Share Fund Series to further tailor its particular exposures to A Shares.
The A Share Fund series structure will allow A Share Fund expenses to be charged more directly to the A Share Fund Series that incur the expenses, rather than across the entire pool.50  For example, an A Share Fund Series that engages in fewer portfolio transactions will expect to incur

49
As noted above, Applicants do not believe that an investment in a fund managed by another manager provides the same investment opportunity or benefits as an investment in the A Share Fund Series, since the A Share Fund Series will be managed by William Blair in accordance with techniques and strategies familiar to and expected by Fund investors.  Moreover, investments in other managers’ funds would be subject to advisory fees not applicable to the A Share Fund.

50
The A Share Fund Series, to the extent more than one is established, would hold distinct assets and will be like the different series of a series investment company, such as the Funds of the Trust, which is relatively common, and unlike investments in different classes of a fund, which have rights to a common pool of assets.

lower brokerage and transaction costs than an A Share Fund Series with more portfolio transactions, and the structure allows such expenses to be charged only to the A Share Fund Series that incur the expense.  To the extent other expenses are generated by a particular A Share Fund Series’ activities, such as accounting fees, those expenses will be charged only to that A Share Fund Series, rather than across all of the A Share Fund’s assets, which might include A Share Fund Series that do not benefit from the services generating the expense.  Each Fund’s or Other Account’s Interests in a particular A Share Fund Series would, however, be subject to a proportionate amount of expenses incurred by the A Share Fund Series, like shareholders of a mutual fund.
The A Share Fund series structure will be subject to safeguards.  Investments in China A Shares through an A Share Fund Series will be subject to William Blair’s Trade Allocation Policy, under the supervision of William Blair’s and the Funds’ CCO, and compliance with the Policy with respect to the Funds will be overseen by the Fund’s Board.  The Trade Allocation Policy requires William Blair to take reasonable steps to make sure that allocations among the A Share Fund Series are fair and equitable over time, and provide for review and testing.  William Blair believes that the extension of the existing Trade Allocation Policy could be applied to the A Share Fund Series with equal effectiveness and efficiency.
Investment decisions concerning investment by the Funds and Other Accounts in the A Share Fund Series will also be subject to the Trade Allocation Policy, under the supervision of William Blair’s and the Funds’ CCO, and compliance with the Policy will be overseen by the Funds’ Board.  The Trade Allocation Policy will be amended to address issues arising from the allocation of quota to Funds and Other Accounts through their investments in A Share Fund Series, and will be designed in a manner to permit, under the supervision of William Blair’s and the Funds’ CCO, investments in A Share Fund Series to be allocated pro rata across eligible accounts interested in the investment opportunity based on requested order size.  The repatriation of proceeds from the A Share Fund Series will also be subject to comparable procedures, described above.  Further, the establishment of any new A Share Fund Series will not require any Fund or Other Account to redeem an investment to make quota available to the new series, as described above.  While William Blair does not currently expect any Fund or Other Account to receive priority for obtaining quota by investing through an A Share Fund Series, if, in the future, William Blair determines that certain Funds or Other Accounts should have priority, the Trade Allocation Policy would be amended, and Board approval of the amendment would be sought.  Moreover, William Blair will not, when making investment decisions for the Funds or Other Accounts, take into consideration whether redeeming Interests of an A Share Fund Series may cause the sale of China A Shares and the repatriation of proceeds that could impact the continued availability of the quota.  William Blair will also not take into consideration whether buying Interests in an A Share Fund Series could affect the continued availability of the quota.
In addition, each investing A Share Fund Series will have a separately identifiable account on the books of the A Share Fund’s local custodian and global custodian, recognizing the particular China A Share investments held by the A Share Fund Series.  Each A Share Fund Series’ account will be identified in the A Share Fund Series’ name on the records of the local custodian and the global custodian, and will be treated by the custodians as separate subaccounts with identifiable assets and liabilities that will not be commingled with other subaccounts.  As for many other private funds that use separate accounts for different investors, the limited liability company agreement for the A Share Fund will provide that the holdings in one account will not benefit another account, and no account will have rights to any other account.  Applicants believe that these separately identifiable accounts should be sufficient to establish limited liability under the DE LLC Act.51

51	See note 28.

Under the DE LLC Act, the assets of one A Share Fund Series will not be available to satisfy the liabilities of another A Share Fund Series.  Although the A Share Fund has not been organized, its constituent documents, such as its limited liability company agreement, will contain provisions permitted by the DE LLC Act to treat each A Share Fund Series as separate for purposes of protecting the assets of one A Share Fund Series from other A Share Fund Series.  Further, each A Share Fund Series’ most significant liabilities are expected to be fees owed to service providers, and the service providers’ contracts will specifically limit their recourse to the assets of the A Share Fund Series that has incurred the liability to the provider.  In the unlikely event that one of these service providers sought to obtain its fees from another series, the protections of the DE LLC Act and in the A Share Fund’s limited liability company agreement should apply.  In addition, the primary service providers’ contracts will contain provisions that apply US law to resolve a dispute.  Ultimately, the A Share Fund’s operations, and its administrative and accounting arrangements, will not vary materially from best practices in the private fund industry.  The holdings of A Share Fund Series held by a Fund will be subject to audit by a reputable independent public accounting firm, and its other service providers will be reputable institutions experienced with the use of private fund accounts.
Finally, although the A Share Fund will not have its own board, the Funds’ Board is expected to oversee William Blair’s management and operation of the A Share Fund Series used by the Funds as it would if the Funds invested directly in China A Shares.52  For example, Interests in the A Share Fund Series used by the Funds will be valued by the Funds’ Valuation Committee in accordance with the Funds’ valuation procedures under the oversight of the Board.  The Board will also oversee the custodial arrangements with the local custodian providing services to the A Share

52	As noted above, the Fund’s Board would not, however, have oversight responsibilities for, or any legal obligation to, the A Share Fund itself, or to any of the Other Accounts. See also note 31.

Fund Series used by the Funds as if the local custodian was directly providing services to the Funds, and will oversee the arrangements with the CSDCC as if the Funds’ assets were maintained directly with the CSDCC.  While this arrangement may have collateral benefits for the A Share Fund itself and for Other Accounts, the Funds’ Board would not have oversight responsibilities for, or any legal obligation to, the A Share Fund itself, or to any of the Other Accounts.
As noted above, the selection of particular China A Shares for an A Share Fund Series is distinct from the decision to invest in the A Share Fund Series, which will be made by portfolio manager(s) for the Funds and Other Accounts.  The selection of particular China A Shares for an A Share Fund Series will be made by the portfolio manager(s) for the A Share Fund Series and overseen by William Blair, as managing member of the A Share Fund.  A Fund’s decision to invest in an A Share Fund Series will be made by a Fund’s portfolio manager(s) only in accordance with the relevant Fund’s objective and policies.  The Fund’s Board will oversee the Fund’s investment in the A Share Fund in the same manner that it oversees the Fund’s other investments.  The Fund’s Board will not have oversight responsibilities for investment decisions made by portfolio manager(s) for the Other Accounts to invest in an A Share Fund Series.  No less frequently than annually, the Fund’s Board will review William Blair’s management and operation of the A Share Fund Series invested in by the Funds and pursuant to condition 5 of this Application, the Fund’s Board, including a majority of the Independent Trustees, will determine on an annual basis that the use of an A Share Fund Series by a Fund as an investment vehicle for obtaining exposure to China A Shares continues to be in the best interests of the Fund and the Fund’s shareholders.
In sum, the A Share Fund series structure, which will be structured and administered in the same way that numerous private funds structure their capital accounts, will enable the A Share Fund to serve as a vehicle for each Fund and Other Account to invest in China A Shares in a manner designed to provide the benefits of new investment exposures and opportunities for the Funds.  This structure will be subject to safeguards, discussed in this Application, to ensure that the A Share Fund Series will not be used inappropriately.  Further, subject to the relief requested in this Application, Applicants will not use the A Share Fund as a means to, directly or indirectly, cause to be done any act or thing through or by means of which it would be unlawful for Applicants to do under the 1940 Act or any rule, regulation or order thereunder.
B.           Sections 17(a) and 17(b)
Section 17(a) of the 1940 Act was enacted to prevent affiliated persons of an investment company from using their influence or control to sell securities or other property to the investment company at a price higher than the fair market value.  The Section is designed to prevent “overreaching” on the part of the affiliated person and to ensure that all transactions between the affiliate and the investment company are on an arm’s-length basis.  Section 17(b) of the 1940 Act provides that the Commission may, upon application, grant an order exempting the Applicants from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the 1940 Act.
The Applicants believe that the terms of the proposed transactions are reasonable and fair and consistent with the general purposes of the 1940 Act as well as with the investment policies of the Funds as recited in their registration statement and reports filed under the 1940 Act for the following reasons.  For the same reasons, the Applicants believe that the proposed transactions are in the best interests of the Funds and their shareholders.

As discussed in this Application and condition 2 of this Application, neither William Blair, nor a William Blair Affiliate, will receive a fee directly from the A Share Fund in connection with the Funds for advising the A Share Fund Series.  This condition is designed so that William Blair will not receive duplicative investment management fees53 for managing the same assets when invested in the A Share Fund, so it will have no pecuniary incentive to “overallocate” a Fund’s assets to the A Share Fund.  The A Share Fund will be utilized as an economically viable means to provide Fund shareholders (and Other Accounts), to the extent consistent with the Trade Allocation Policy and a Fund’s (or Account’s) investment objective and policies, exposure to China A Shares;54 William Blair as the Funds’ adviser and as the managing member of the A Share Fund does not stand to benefit financially from the arrangement (other than if the Funds’ assets increase by virtue of the exposure to the China A Share market and William Blair’s advisory fees therefore increase).  In addition, the Funds, as holders of Interests of the A Share Fund, will not be subject to any sales load, redemption fee, distribution fee or service fee, as set forth in condition 1 of this Application.  Further, as specified in condition 3 of this Application, administrative fees will be paid by the A Share Fund Series used by the Funds to William Blair only upon a determination by each Fund’s Board, including a majority of Independent Trustees, that the fees are for services in addition to, rather than duplicative of, services rendered to the Funds directly.55  While the A Share Fund will pay a fee to certain other service providers, the services that will be provided thereby will be in addition to the various services provided to the Funds under existing service contracts (e.g., custodial, legal and accounting services).  There will be no distribution, transfer agency, dividend

53	William Blair would still be entitled to receive applicable advisory fees from the Funds or Other Accounts. See note 11.

54	As discussed above, the Applicants do not believe it is practical or feasible for Funds or Other Accounts to apply for quota individually.

55
It is not expected that William Blair will receive fees for administrative services provided to the A Share Fund, as administrative services will be provided by an independent party.  If, however, in the future, administrative fees are proposed to be paid to William Blair, they will only be paid if the terms of condition 3 are satisfied.

disbursement or non-duplicative shareholder communication costs associated with the proposed structure.  Thus, any fees associated with the structure will not be duplicative because “distinct services will be provided at each level”56 of the structure.  Moreover, Applicants submit that the opportunity to invest in China A Shares outweigh these minimal incremental costs.  The only investors in the A Share Fund will be the Funds and the Other Accounts, so there are no affiliated persons in which William Blair or its personnel have an interest (other than as beneficial owners of sponsored funds that invest in the A Share Fund) who might stand to benefit or could gain by overreaching.
Each Fund will have the ability, through an investment in the A Share Fund Series, to obtain exposure to China A Shares and thereby a greater variety and number of Chinese companies than they otherwise could obtain, providing the Funds access to investment opportunities that they currently cannot access due to the Chinese regulations discussed in this Application.  As discussed in this Application, the use of the A Share Fund is designed to provide these benefits in an economically viable structure that is subject to safeguards, while reducing potential conflicts among Funds and Other Accounts and allowing expenses to be charged more directly to the A Share Fund Series incurring the expense.
In light of the above, the Applicants believe that shareholders of the Funds will not be disadvantaged or subject to overreaching because of the fact that the A Share Fund could be deemed an affiliate of the Funds.  To the contrary, the Applicants believe that the proposed investment structure is in the best interests of shareholders of the Funds, and that shareholders will realize benefits from exposure to China A Shares not otherwise available.  As discussed above, and as specified in condition 3 of this Application, the interests of shareholders of the Funds will be further

56	SBSF Funds, Inc., Investment Company Act Release Nos. 22486 (January 30, 1997) (notice), at *4 and 22526 (February 25, 1997) (order).

protected by the requirement that administrative fees will be paid by the A Share Fund Series used by the Funds to William Blair, if any, only upon a determination by each Fund’s Board, including a majority of the Independent Trustees, that the fees are (i) for services in addition to, rather than duplicative of, services rendered to the Funds directly, and (ii) fair and reasonable in light of the usual and customary charges imposed by others for services of the same nature and quality.  In making the latter determination, each Fund’s Board will consider the proposed administrative fees to be paid by the A Share Fund Series used by the Funds to William Blair in relation both to the specific nature and quality of the services provided and the comparable, market-based rates that are usual and customary for the provisions by others of such services, as such rates are reasonably ascertainable and such other information as is relevant to each Board’s determination.  Finally, and as noted above, William Blair will not receive duplicative fees for advising the same assets.
Applicants are also proposing that the Funds be permitted to engage in certain purchase and sale cross transactions in securities (“Cross Transactions”).  It is expected that these transactions will be between a Fund or Other Account seeking to implement a portfolio strategy and another Fund or Other Account seeking to raise or invest cash.  Cross Transactions will provide the Funds with an additional source of liquidity and an additional source of securities for investment.  The Funds currently rely on Rule 17a-7 to engage in such Cross Transactions.  However, if one or more Funds or Other Accounts were deemed to be second-tier affiliates of each other by virtue of their ownership or control affiliations with the A Share Fund or an A Share Fund Series, Cross Transactions would be prohibited by Section 17(a) of the 1940 Act, and the Funds may not be entitled to rely on Rule 17a-7 under the 1940 Act for such transactions because they would no longer be affiliated solely for the reasons permitted by the Rule.  Applicants would not engage in Cross Transactions involving Interests and, to the extent multiple A Share Fund Series are created, the A Share Fund Series will not engage in cross trades between the A Share Fund Series.

When engaging in Cross Transactions, the Funds and Other Accounts will comply with the requirements set forth in Rule 17a-7(a) through (g).  Rule 17a-7 is designed to assure independent verification of the price of the transaction.  The potential affiliations created by the A Share Fund series structure do not affect the other protections provided by the Rule, including the integrity of the pricing mechanism employed, and oversight by each Fund’s Board.
Cross Transactions do not raise the types of concerns that Section 17(a) of the 1940 Act was designed to address.57  All Cross Transactions will be effected at the independent current market value of the security being traded in compliance with Rule 17a-7(b).  Effecting Cross Transactions at the current market value assures that there is an independent basis for determining the value of the securities.  No brokerage commission, fee or other remuneration will be paid in connection with the transactions.  Thus, Applicants believe that Cross Transactions will be reasonable and fair, and will not involve overreaching, and will be consistent with the purposes of the 1940 Act and the investment policy of each Fund.
C.           Section 17(d) and Rule 17d-1
The Applicants seek an order of the Commission permitting certain joint transactions that might otherwise be prohibited by the provisions of Section 17(d) of the 1940 Act, which prohibits joint arrangements involving registered investment companies and their affiliated persons.  Rule 17d-1(b) indicates that, in passing upon such applications, the Commission will consider whether the participation of such registered company in such joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

57	See, e.g., Credit Suisse Asset Management, LLC, et al., Investment Company Act Release Nos. 25789 (October 29, 2002) (notice) and 25832 (November 22, 2002) (order).

It is respectfully submitted that the proposed transactions meet these standards, since the participation of each Fund in the A Share Fund will not be on a basis different from or less advantageous than that of the other Funds or the Other Accounts.  The opportunity for each Fund or Other Account to obtain exposure to China A Shares, subject to tax, legal, regulatory, client-imposed investment restrictions, suitability, and liquidity considerations, will be managed through William Blair’s Trade Allocation Policy, and this opportunity will be available equally even if additional A Share Fund Series are established.  Moreover, the A Share Fund series structure will permit, to the extent more than one A Share Fund Series is established, Funds and Other Accounts to invest in A Share Fund Series that invest in companies based on differing investment characteristics or criteria.  Any investment will only be made if it is consistent with a Fund’s investment objective and policies as recited in its registration statement in accordance with condition 1 of this Application.  As registered Funds, the Funds and William Blair’s investment of the Funds’ assets in the A Share Fund will be overseen by the Funds’ Board and its Independent Trustees.  Allocations of China A Shares to different A Share Fund Series, and allocations of opportunities to invest in the A Share Fund Series, including additional A Share Fund Series, by Funds and Other Accounts, will be subject to William Blair’s Trade Allocation Policy, under the supervision of William Blair’s and the Funds’ CCO, and compliance with the Policy with respect to the Funds will be overseen by the Funds’ Board, and thus William Blair will take reasonable steps to make sure that allocations among the Funds and Other Accounts are fair and equitable.  Further, the A Share Fund Series used by the Funds will be administered, and audited, in a manner consistent with best practices in the private fund industry.
D.           Section 6(c)
Because Section 17(b) of the 1940 Act could be interpreted to exempt only a single transaction, the Applicants also seek relief pursuant to Section 6(c) of the 1940 Act solely to the extent necessary to permit the transactions described in this Application, including Cross Transactions.  Under Section 6(c) of the 1940 Act, the Commission may exempt any person or transaction from any provision of the 1940 Act or any rule or regulation thereunder “if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions” of the 1940 Act.
It is respectfully submitted that the transactions contemplated by the proposals described herein are “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions” of the 1940 Act because, as described above, the China A Share market is a growing and increasingly important source of potential investment opportunities for the Funds.  For the reasons discussed above, investing in China A Shares will provide the Funds access to important investment opportunities that they currently cannot access because of Chinese regulations.  The only viable means to provide this access is through a pooled investment vehicle like the A Share Fund.
E.           Precedents for Relief
The Applicants note that the SEC has been presented with an analogous request for exemptive relief similar to the Application.  In Nicholas-Applegate Capital Management and Nicholas-Applegate Institutional Funds (“NACM”),58 the applicants sought relief to permit open-end registered investment companies to purchase and redeem shares of beneficial interest of an unregistered Mauritius Company, and to allow these funds’ and the Mauritius Company’s investment adviser to provide services to those entities.  The Mauritius Company was established to permit these funds, and other accounts of the adviser, to invest in equity and debt securities of

58	Investment Company Act Release Nos. 25876 (December 23, 2002) (notice) and (January 21, 2003) (order).

Indian issuers: by establishing the Mauritius Company in Mauritius, it was able to invest in Indian securities and obtain favorable tax treatment, while the registered funds could invest in the Mauritius Company and likewise obtain the benefits of the favorable tax treatment.  The Applicants recognize that the NACM structure differs in some respects from the proposed structure in this Application in that, in NACM, the registered funds’ and other accounts’ investment in the Mauritius Fund represented a pro rata portion of the entire Mauritius Company’s assets and liabilities.  Here, as discussed above, while each Fund and Other Account that invests in a particular A Share Fund Series would have Interests representing a pro rata portion of that A Share Fund Series’ assets and liabilities and a proportionate claim on the A Share Fund Series’ net income, the A Share Fund may create additional A Share Fund Series such that a Fund’s or Other Account’s investment in an A Share Fund Series would not represent a pro rata portion of the entire A Share Fund.  The ability to establish different A Share Fund Series to invest in different companies based generally on the particular characteristics of those companies would be foreclosed if the A Share Fund series structure is not used.  Moreover, to establish new A Share Funds (as opposed to new A Share Fund Series) to meet these needs would be burdensome and it may be difficult to obtain approval from Chinese regulators for a new entity, as discussed in this Application.
The conditions proposed by the Applicants reflect this structural difference between NACM and this Application.  However, the conditions are designed to accomplish and afford the same protections and to be consistent with the purposes fairly intended by the policies and provisions of the 1940 Act.  In NACM, the Mauritius Company was limited to investing no more than 15% of its net assets in illiquid securities.  Here, due to the repatriation restrictions discussed above, proceeds from sales of portfolio investments in China A Shares cannot immediately be repatriated to a foreign investor such as the A Share Fund, and almost all of the A Share Fund’s investments will thus be considered illiquid.  Accordingly, while the A Share Fund does not propose a limit on investing in illiquid securities, each Fund will, at all times, limit its holdings in the A Share Fund to no more than 15% of its net assets, and be subject to an overall 15% limitation on illiquid investments by such Fund.59  Applying the illiquidity limitation at the Fund level, rather than at the A Share Fund level, will achieve the policy purpose of the condition in NACM: each Fund will have sufficient liquid assets to meet redemption requests.
Further, while NACM included a condition that various enumerated provisions of the 1940 Act apply to the Mauritius Company, Applicants propose that such sections apply only to A Share Fund Series in which a Fund had invested.  It is anticipated that a Fund will invest in the initial A Share Fund Series.  However, in the future, the A Share Fund may establish series used exclusively by Other Accounts.  To the extent that an enumerated section imposes a limit or condition that would not otherwise apply to an Other Account were it investing directly in China A Shares, that section will not apply to the Other Accounts, except insofar as necessary for the Funds’ A Share Fund Series to comply with the relevant condition.  For example, while Section 18 will limit the Funds’ ability to use leverage (and the initial A Share Fund Series is not expected to use leverage), Other Accounts may, or in the future may be permitted to, use leverage and may establish separate A Share Fund Series that can use leverage.
Finally, NACM included a condition that, with respect to all redemption requests made by a registered fund, the Mauritius Company would comply with Section 22(e) of the 1940 Act.  The Applicants do not propose such a condition.  As discussed above, the Chinese government limits the repatriation of proceeds from the sale of China A Shares.  The proposed structure is intended to qualify for a monthly (rather than annual) repatriation limitation, but monthly repatriation still will not meet the seven-day limit in Section 22(e) of the 1940 Act.  Applicants note that, because less

59
If a Fund invests in other securities considered to be illiquid, its holdings in the A Share Fund will be less than 15% of its assets (and in practice, the investment would likely be lower to allow for a cushion in the event of market movements).

than 15% of a Fund’s assets will be invested in the A Share Fund, they do not believe that the repatriation limitation will impact a Fund’s ability to comply with Section 22(e), even if the A Share Fund cannot comply with Section 22(e) with respect to redemption requests made by a Fund.  Each Fund will comply with Section 22(e) with respect to redemption requests made by its shareholders.
IV. CONDITIONS FOR RELIEF
Applicants agree that any order granting the requested relief will be subject to the following conditions:
1.           The Funds’ investments in Interests of the A Share Fund will be undertaken only in accordance with the Funds’ stated investment restrictions and will be consistent with their stated investment policies.
2.           William Blair and its affiliated persons will receive no advisory fee directly from the A Share Fund in connection with the Funds’ investment in the A Share Fund.  William Blair and its affiliated persons will receive no commissions, fees, or other compensation from a Fund or the A Share Fund in connection with the purchase or redemption by the Funds of Interests in the A Share Fund.  Interests of the A Share Fund will not be subject to a sales load, redemption fee, distribution fee or service fee.
3.           Administrative fees will be paid by the A Share Fund Series used by the Funds to William Blair, or a William Blair Affiliate, only upon a determination by each Fund’s Board, including a majority of its Independent Trustees, that the fees are (i) for services in addition to, rather than duplicative of, services rendered to the Funds directly and (ii) fair and reasonable in light of the usual and customary charges imposed by others for services of the same nature and quality.  If such determination is not made by a Fund’s Board, William Blair will reimburse to that Fund the amount of any administrative fee borne by that Fund as an investor in the A Share Fund.

4.           Each Fund will, at all times, limit its holdings in the A Share Fund to no more than 15% of its net assets.
5.           Each Fund’s Board, including a majority of the Independent Trustees, will determine initially and no less frequently than annually that the Fund’s investment in the A Share Fund are, and continue to be, in the best interests of the Fund and the Fund’s shareholders.
6.           William Blair will make the accounts, books and other records of the A Share Fund available for inspection by the Commission staff and, if requested, to furnish copies of those records to the Commission staff.
7.           The A Share Fund will comply with the requirements of the following sections of the 1940 Act, except as noted below:  Sections 9, 12, 13, 17(a) (except insofar as relief is provided by the Order), 17(d) (except insofar as relief is provided by the Order), 17(e), 17(f), 17(h), 18, 21, and 36-53 of the 1940 Act and Rule 22c-1 under the 1940 Act as if the A Share Fund were an open-end management investment company registered under the 1940 Act.  In addition, the A Share Fund will comply with the requirements of the Rules under Section 17(f) and 17(g) of the 1940 Act.  This condition 7 will apply only to A Share Fund Series in which a Fund has invested; this condition 7 will not apply to A Share Fund Series invested in exclusively by Other Accounts except insofar as necessary for the A Share Fund Series invested in by a Fund to comply with this condition.
William Blair will adopt procedures designed to ensure that the A Share Fund complies with the aforementioned Sections of the 1940 Act and Rules under the 1940 Act.  William Blair will periodically review and periodically update as appropriate such procedures and will maintain books and records describing such procedures, and maintain the records required by Rules 31a-1(b)(1), 31a-1(b)(2)(ii) and 31a-1(b)(9) under the 1940 Act.  In addition, in connection with the review required by condition 5 above, William Blair will provide annually to each Fund’s Board a written report about William Blair’s and the A Share Fund’s compliance with this condition.  All books and records required to be made pursuant to this condition will be maintained and preserved for a period of not less than six years from the end of the fiscal year in which any transaction occurred, the first two years in an easily accessible place, and will be subject to examination by the Commission and its staff.
8.           To engage in Cross Transactions, the Funds will comply with Rule 17a-7 under the 1940 Act in all respects other than the requirement that the parties to the transaction be affiliated persons (or affiliated persons of affiliated persons) of each other solely by reason of having a common investment adviser or investment advisers which are affiliated persons of each other, common officers, and/or common directors, solely because a Fund and Other Account might become affiliated persons within the meaning of Section 2(a)(3)(A), (B) or (C) of the 1940 Act because of their investments in the A Share Fund.
V. CONCLUSION
For the foregoing reasons, Applicants submit that the terms of the proposed transactions, as set forth in this Application, will be reasonable and fair, will be consistent with the protection of investors and will not involve overreaching by any person concerned, are appropriate in the public interest, and are consistent with the purposes fairly intended by the policies and provisions of the 1940 Act.  Accordingly, the Applicants respectfully request, pursuant to Sections 6(c) and 17(b) of the 1940 Act, that the Commission, at the earliest practicable date, issue an Order pursuant to Sections 6(c) and 17(b) of the 1940 Act that would grant an exemption from Section 17(a)(1) and (2) of the 1940 Act, and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act.

VI. PROCEDURAL MATTERS
Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, Applicants hereby state that their address is 222 West Adams Street, Chicago, IL 60606.  Applicants further state that all communications or questions should be directed to Mark D. Perlow or Kurt J. Decko, K&L Gates LLP, Four Embarcadero Center, Suite 1200, San Francisco, CA 94111, (415) 882-8200, with a copy to Richard W. Smirl, William Blair & Company, L.L.C., 222 West Adams Street, Chicago, IL 60606.
Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of such Applicant is fully authorized to do so, that under the provisions of the Trust’s Declaration of Trust and Amended and Restated By-Laws, responsibility for the management of the affairs and business of the Trust is vested in its Board, that by resolution duly adopted and attached to this Application as Exhibit A-1, the Board of the Trust has authorized any officer of the Trust to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto, and that the undersigned officer of William Blair is fully authorized under William Blair’s Amended and Restated Limited Liability Company Agreement to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto.  Applicants state that the authorizations described above remain in effect as of the date hereof and are applicable to the individuals who have signed this Application.  Applicants further state that each Applicant has complied with all requirements for the execution and filing of this Application in the name and on behalf of each Applicant.
The verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibits B-1 and B-2 hereto.

Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.
[SIGNATURE PAGE FOLLOWS]

Respectfully submitted, WILLIAM BLAIR & COMPANY, L.L.C. By: /s/ Richard W. Smirl Name Richard W. Smirl Title: Chief Operating Officer
WILLIAM BLAIR FUNDS By: /s/ Richard W. Smirl Name Richard W. Smirl Title: Senior Vice President

November 19, 2012

EXHIBIT INDEX

Sequential
Page Number
A-1	Authorizing Resolutions of William Blair Funds	A-1
B-1	Verification of William Blair & Company, L.L.C. Pursuant to Rule 0-2(d)	B-1
B-2	Verification of William Blair Funds Pursuant to Rule 0-2(d)	B-2

- i -

EXHIBIT A-1

WILLIAM BLAIR FUNDS
RESOLUTIONS ADOPTED BY THE
BOARD OF TRUSTEES ON FEBRUARY 17, 2011
Authorization to File Exemptive Order Application relating to the Funds
WHEREAS, the Board of Trustees of William Blair Funds (the “Trust”), including a majority of those who are not “interested persons” of the Trust or William Blair & Company, L.L.C. (“William Blair”), its investment advisor, as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”) (collectively, the “Board”), deems it to be in the best interests of the Trust and each of its series to permit the series of the Trust, subject to their investment objectives and policies, to invest in and purchase and redeem interests of a private fund organized as a Delaware limited liability company for which William Blair serves as managing member and through which such private fund is expected to invest in China A Shares; and

WHEREAS, the Board has determined it appropriate and necessary to file with the Securities and Exchange Commission (the “Commission”) an application for exemptive relief (the “Application”) which will allow the Trust to accomplish the objectives described above.

RESOLVED, that the Board hereby authorizes and directs the officers of the Trust, with the assistance of counsel, to prepare and file with the Commission the Application, and any and all amendments thereto, requesting an order pursuant to Sections 6(c) and 17(b) of the 1940 Act that would grant an exemption from Section 17(a) of the 1940 Act, and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act, permitting certain joint transactions; and

FURTHER RESOLVED, that the officers of the Trust are authorized, empowered and directed to take such further actions, to execute such other documents, to pay such expenses and to do such other acts and things as such officers, or any of them, in their discretion, deem necessary or advisable to effectuate the intent of the foregoing resolution.

A-1

EXHIBIT B-1
WILLIAM BLAIR & COMPANY, L.L.C.
VERIFICATION PURSUANT TO RULE 0-2(d)
The undersigned states that he has duly executed the attached Application dated November 19, 2012 for and on behalf of William Blair & Company, L.L.C.; that he is Chief Operating Officer of such company; and that all action by principals and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Richard W. Smirl
Name Richard W. Smirl
Title: Chief Operating Officer

B-1

EXHIBIT B-2
WILLIAM BLAIR FUNDS
VERIFICATION PURSUANT TO RULE 0-2(d)
The undersigned states that he has duly executed the attached Application dated November 19, 2012 for and on behalf of William Blair Funds; that he is Senior Vice President of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Richard W. Smirl
Name Richard W. Smirl
Title: Senior Vice President

B-2